UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

BIDZ.COM, INC.

(Exact name of Registrant as specified in its charter)

California	95-4728109
(State or other jurisdiction of	(I.R.S. Employer Identification Number)
incorporation or organization)

3562 Eastham Drive
Culver City, California
90232
(Address, including zip code, of principal
executive office)

(310) 280-7373
(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, no par value

This registration statement includes forward looking statements. All statements other than statements of historical facts contained in this registration statement, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions, as they relate to us, are intended to identify forward looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward looking statements are subject to a number of risks, uncertainties and assumptions discussed in Item 3 under the heading “Risk Factors.”

i

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.            Business

Overview

                We are online auctioneers of close-out jewelry, art and collectibles. We offer our products through a live auction format. We offer a “no reserve auction” and require only a $1 minimum opening bid. Our auctions continue until all bids are received. Our management has long-term experience in sourcing aggressively priced jewelry inventories; and our sourcing model provides an alternative liquidation channel for manufacturers.

                We generate revenues by selling our inventory of close-out jewelry, art and collectibles through the live auction. For the year ended December 31, 2004, our sales were $65 million, a 37% increase from 2003. Our net income for 2004 was $0.8 million. For the three months ended March 31, 2005, our sales were $21 million, a 39% increase from the three months ended March 31, 2004. Our net income for the three months ended March 31, 2005 was $0.2 million, a reduction from $0.5 million for the three months ended March 31, 2004. For the years ended December 31, 2002 and 2003, we incurred net losses from operations of over ($9 million) and ($5.8 million), respectively. At December 31, 2004, we continue to have an accumulated stockholders’ deficit of ($29.6 million), and our auditors have noted that our history of significant operating losses, working capital deficit, total stockholders’ deficit and negative cash flows from operations raise substantial doubt about our ability to continue as a going concern.

                We bring together the supply and demand of excess jewelry products in a single online location. We sell to consumers looking for a reliable bargain on close-out jewelry. Because of our low purchase cost, we are able to give our customers control of the price they pay for our products through our $1, no reserve auction format. Because we purchase and retain all of our inventory on site, our customers can rely on timely delivery of their purchases. We also sell to resellers, who are customers intending to resell our goods in secondary markets, such as on eBay, at local auctions and through retail channels. These resellers have the opportunity to purchase products at lower prices than they would receive from manufacturers or other distributors. They also are able to purchase all their products from one source. In 2004 and the three months ended March 31, 2005, an average of 65% of our new customers purchased at least 2 orders or approximately at least 6 items from our website. However, over 90% of sales revenues are derived from customers who purchased 2 or more orders.

                For the three months ended March 31, 2005, approximately 19% of our customers were from outside the United States. In 2004, approximately 17% of our customers were from outside of the United States. United States sales in 2002, 2003 and 2004 were $31.6 million, $41.3 million and $53.9 million, respectively, while international sales during those same years were $3.1 million, $6.2 million and $11.3 million respectively. We closely monitor our product profit and loss margins and product availability to ensure that our overall sales are profitable while the customers are obtaining our goods at competitive prices and often at rates greatly reduced from prices they would likely garner through many retail channels. As of December 31, 2004, we had over 3.6 million registered users as compared to 3.3 million registered users as of December 31, 2003.     As of March 31, 2005, we had over 3.7 million registered users.

                We offer live auctions on our website 24 hours a day, seven days a week.  The following aspects of our innovative auction model differentiate us from other auction websites:

•               a $1 no reserve format, which means that the offered item will be sold at the highest bid price, as long as that price is at least $1

•               30-second time extensions for all auctions each time a bid is received within 30 seconds of termination of the auction

•               3-minute auctions intended to offer more immediate gratification for the winning bidder, while encouraging active monitoring of our website.

                There is no charge for a potential buyer to register on our site or bid on a product. Buyers have access to a broad selection of items without expensive markups or commissions to intermediaries. Our website offers detailed product information, including photographs of our merchandise. Our website also provides a dynamic display of auto-refreshing screens enabling our customers to follow our in-progress auctions in real-time. Successful bidders are automatically notified when an auction is completed. To assist users further, we offer customer support via phone and email seven days a week. We encourage every user to provide comments and feedback on their bidding and purchasing experience.

                Categories on our website sold by Company currently include jewelry, art and collectibles. Under the Certified Merchant Program a variety of other goods are sold such as Art & Antiques, Auto/Scooters, Cameras & Video, Collectibles, Coins & Stamps, Books, Pop Culture, Sports, Computers, Electronics, Fashion, Musical Items, Real Estate/Land, Gaming Machines, Special Occasions, Sports & Equipment, Tools, Wholesale/Lots. The Certified Merchant Program allows other independent online merchants to sell on our auction website.

                Our sales currently focus on jewelry. Because jewelry to be liquidated is commonly not sold, but melted down into its component parts, we are able to acquire our jewelry at very low prices, often just above the cost of the melted down product. We have eliminated the various inefficiencies of the closeout jewelry market by:

•               removing several layers of liquidation wholesalers from the supply chain;

•               aggregating merchandise often only available in inconsistent quantities;

                We purchase and take possession in our inventory of all of the jewelry we sell. Each item is inspected by our trained product specialists prior to placement on our website for sale. This process ensures our customers of the availability and quality of our products.

History

                Our Chief Executive Officer and founder, David Zinberg, has nearly twenty years of business experience in the United States.  He has developed and sold a variety of businesses, including dental offices, an art gallery, a European delicatessen, a shoe store, a newspaper stand and a collateral lending company. Through his collateral lending company, Mr. Zinberg acquired and sold jewelry for over 15 years, creating strong relationships with jewelry manufacturers and liquidators.  We commenced operations in early 1998 by offering a limited selection of merchandise for sale on eBay’s website through our predecessor, Asset Lenders of America which consist of 11 collateral lending stores.  In the fall of 1998, we formed Bidz.com, Inc. and acquired Asset Lenders of America  and  purchased the domain name www.bidz.com.  In February 1999, we launched the www.bidz.com website and began offering close-out jewelry acquired from liquidators through our auction format.  In November 1999, we merged Asset Lenders of America into Bidz.com, Inc.  Our management team has extensive experience buying and selling jewelry and collectibles through non-traditional channels, including through liquidation.

Industry Overview

Growth of Online Commerce and the Online Auction Market

                The Internet’s development into a significant global medium for communication, content and commerce has led to substantial growth in online shopping and has provided companies with new opportunities to remove intermediaries from the traditional retail supply chain. Internet usage and online commerce continue to grow worldwide. According to U.S. eCommerce Overview: 2004 to 2010, Forrester Research, Inc., online purchases by U.S. consumers are expected to grow from approximately $145 billion in 2004 to approximately $316 billion by 2010. This increase can be attributed to factors such as an increased awareness of the convenience of online shopping, an expanded range of products available online, improvements in security and electronic payment technology and increased access to broadband Internet connections facilitating online shopping.

                Auctions have traditionally taken place in auction houses, at fundraisers and at other specialized events. The discrete nature of the auction market makes it highly inefficient and difficult and expensive for buyers and sellers of specialty goods to connect, exchange information and complete transactions. The localized nature of these markets also results in a limited variety and breadth of goods available in any one location. Buyers are limited to traveling to numerous geographically-dispersed auction houses and events. These markets often have high transaction costs because intermediaries either mark up goods for resale or charge a commission.

                Online auction sites have created a robust global marketplace which overcomes the inefficiencies associated with traditional auction purchasing while offering the benefits of online commerce. Companies like eBay spearheaded the creation of an online centralized auction house, global in reach, offering buyers a significantly broader selection of goods to purchase. Today, online auction sites offer significant convenience, allowing trading at all hours and providing continually-updated information. By leveraging the interactive nature of the Internet, our website also enables the individual to experience the excitement of a live auction, including the competition, the uniqueness of the goods and the emotional satisfaction of winning a unique product.

The Close-Out Jewelry Market

                Jewelry is designed and manufactured by a large number of manufacturers, generally with small operations. Jewelry manufacturers sell to a variety of wholesalers, distributors and retailers. Jewelry is in turn sold to consumers through a variety of jewelry retailers. The United States jewelry retail market consists primarily of small, independent stores, regional competitors and a limited number of national retail chains, such as Tiffany & Co., Zales and Signet PLC’s Kay Jewelers. There are also stores such as Walmart and Finley, who sell a variety of products, including jewelry at lower wholesale prices. Therefore, the jewelry supply chain is fragmented.

                Manufacturers and retailers traditionally hold inventory to buffer against uncertain demand within their normal, “inline” sales channels. Inline sales channels are manufacturers’ primary distribution channels, which are characterized by regularly placed orders by established retailers at or near wholesale prices. In recent years, several dynamics have shifted inventory risk from retailers to manufacturers, including:

•               dominant retailers insist on just-in-time deliveries from manufacturers;

•               dominant retailers often demand to cancel orders mid-production and return unsold merchandise;

•               style, color or model changes can quickly turn inventory into closeout merchandise;

•               incorrect estimates of consumer demand which can lead to overproduction; and

•               changes in a retailer’s financial situation or strategy results in cancelled orders.

                Disposal of the excess jewelry represents a significant challenge for many manufacturers and liquidators. Manufacturers often use multiple sources such as catalogs, resellers, liquidators and small retailers to sell their excess jewelry inventory due to the wide variety in lot size of their products. Multiple sources create additional logistical burdens and reduce the control of manufacturers over distribution. They are often required to adhere to delivery and quantity specifications. If the products are not delivered as required, or sold by these sources, they are returned again to the supplier. In both cases, the manufacturers rarely meet their costs on their close-out products. Manufacturers often opt to melt down the jewelry into its component parts and reconstruct jewelry pieces with current season styles. The melt down process is difficult and requires skilled labor. The melt-down process also causes depreciation of the product.

Our Value Proposition

                Value to Buyers

                Through our website and online auctions, we believe that we offer value to a broad range of customers by providing:

True bargain prices.  The price of all our products is dictated by the buyer alone based on that buyer’s valuation of the product.  Therefore, many items offered on our website are sold for a fraction of the price they would likely garner through traditional retail channels, such as at jewelry stores located in shopping malls. In addition, our $1 minimum bid and no reserve policies create the potential for the purchase of a product for as little as $1.  Regardless of the closing price, once an auction is closed, the final bidder will receive the product.

Entertaining Auction Format.  We offer our customers the thrill of winning an item that may not be available in the future. We offer every product in our inventory on $1 No Reserve terms.  The term “No Reserve” indicates that the highest bidder for a product will always win the auction.  Our “$1 Minimum Bid” policy complements and reinforces the concept of “No Reserve”, by ensuring that the savvy or lucky consumer could potentially purchase any product being auctioned for only $1, offering greater value to the consumer.  We offer unique 3-minute live auctions to our consumers, providing a quicker, more exciting alternative to the traditional auction format.  Because of the short time frame involved in the 3-minute auction, consumers must be actively perusing the site in order to take advantage of these special offers.  We also offer an auto-bidding option whereby customers may pre-bid for a product and return later to the website to discover whether they have won the auction.

Broad Product Selection.  We offer a broad selection of jewelry, including rings, watches, necklaces, earrings, bracelets, and jewelry sets.  Our selection includes gold and silver jewelry, as well as jewelry with precious and semi-precious stones.  We also sell individual and sets of gemstones. We also offer a variety of art, focusing on limited edition prints, with a small amount of original paintings and sculptures.  We offer a variety of collectibles, including a variety of signed sports paraphernalia.  An average of 11,000 auctions were listed on a daily basis on our website for the month of December 2004 and for the three months ended March 31, 2005.

Product Quality Assurance.  We provide detailed and accurate descriptions of each product we offer for sale after a rigorous inspection by a product specialist. Our trained product specialists inspect each piece of jewelry utilizing the GIA Diamond and Colored Stone Grading System prior to posting it on our website for auction. We guaranty our quality through our 15-day money back guarantee unmatched by other online auction services for all our products.  Our commitment to quality is demonstrated by consistently low return rates on our items, under 2% of all items sold on average in 2004 and for the three months ended March 31, 2005.

Prompt Fulfillment and Responsive Customer Service.  We maintain in inventory all the products we offer on our website, enabling us to ensure prompt order fulfillment and delivery to our customers.  Our customer service representatives are available seven days a week, via phone or email, and are trained to provide assistance and answer a broad range of questions throughout the auction process and after purchase regarding product styles, features and technical specifications.  We have a 15-day return policy on all of our products and all products offered through our Certified Merchant Program. We are the sole online auction service able to provide this guarantee because we hold all of our products in inventory.

Positive Shopping Experience. Our easy-to-navigate website allows customers to bid on and purchase our products 24 hours a day, seven days a week.  Our website provides our customers with clear and detailed information about our products, including multiple photographs of many items.  Buyers are provided a five day payment grace period on all products purchased.

                Value to Suppliers

                Jewelry manufacturers and liquidators alike are constantly looking for a cheap, efficient way to clear out all of their excess inventory. We provide a reliable inventory clearance option for manufacturers and liquidators. Our strategy of purchasing close-out jewelry in large quantities provides manufacturers with an easy one-stop shopping option for liquidation of their excess merchandise. There is no assurance, however, that we will be successful in the future of executing our strategy of purchasing close-out jewelry in large quantities, as we will likely encounter limited supply and competition for close-out purchases.

                For our suppliers, we have the flexibility to purchase a variety of lot sizes, quickly post merchandise to our website and sell our products efficiently and rapidly. In addition, our centralized warehouse and fulfillment center enables our suppliers to ship product to a single location, easing the burden on their infrastructure. Finally, by only offering excess jewelry merchandise, we minimize channel conflict for our suppliers.

                Single Source for Product Disposition. Unlike many multi-store retail chains that often require large lot purchases to stock appropriate levels of inventory at their multiple locations, we have the flexibility to buy and sell both small and large jewelry lots in a highly efficient manner. As a single source for the liquidation of excess jewelry products, we provide suppliers with greater control of distribution by reducing the need to spread products across multiple channels.

                Flexible Distribution Methods. Jewelry liquidators that purchase close-out jewelry from manufacturers and other liquidators often require manufacturers or the selling liquidator to adhere to stringent product quantity and delivery schedule requirements. Products not delivered on time or in exact amounts are returned. We have the flexibility to tailor our purchasing to a supplier’s needs with regard to quantity, variety and timing.

                Resolution of Channel Conflict. Manufacturers seek to avoid liquidating through traditional retail channels where the manufacturer’s discounted products may be sold alongside other full-price products. This can result in weaker pricing and decreased brand strength, and is known as channel conflict or sales channel pollution. As a result, many manufacturers turn to liquidation wholesalers and discount retailers. These liquidation channels provide manufacturers limited control of distribution and are, we believe, unreliable and expensive to manage when compared with their inline channels. Because we offer an online distribution channel that focuses exclusively on the sale of close-out jewelry, our suppliers are able to sell their excess jewelry independently of their full-priced products. We believe this enables our suppliers to avoid customer confusion and potential loss of sales of their full-priced jewelry products.

Our Growth Strategy

                Our objective is to become the leading auction site for close-out jewelry products by expanding our customer base, developing efficient sourcing relationships, increasing the breadth of our product offerings, extending our relationships with manufacturers to offer current season merchandise, evolving our Certified Merchant Program, offering new features on our website and focusing on new international markets.

                Attract New Customers. We have begun to increase our customer base by maintaining and expanding our relationships with Internet portals and search engines, and by increasing our online advertising expenditures with these companies and other online portals, websites and search engines. We have begun increasing awareness of our website through website promotions, affiliate programs and targeted email and registration campaigns. A larger customer base will allow us to leverage our relatively fixed cost technology and fulfillment infrastructure to maintain a target gross margin with increased sales.

                Maintain our Customer Base. We will continue to focus on maintaining our large customer base. We have begun email promotions to our customers which include free cash coupons that our customers may use towards their next purchase.

                Develop Greater Efficiencies in our Sourcing Relationships. We have begun to expand the number of manufacturers from whom we purchase excess products to create a low cost basis for our products, ensure consistent availability of a wide variety of designs and styles of our jewelry and other products and to enable us to track current season merchandise to obtain the most highly valued excess jewelry products quickly and efficiently. We will also maintain and expand our relationships with liquidators. These relationships will help us to expand the breadth of jewelry and other products for sale on our website.

                Implement Online Retail Store. We plan to broaden and create new relationships with manufacturers and distributors, utilizing a fixed price retail model, to sell current season merchandise through our website in an online retail store environment. We plan to utilize a model that is commission-based and that creates no inventory risk. This plan is being finalized and the infrastructure is currently under development by our IT department.

                Evolve our Certified Merchant Program. We will continue to leverage our existing platform to create relationships with leading established specialty product and closeout retailers. Creating relationships with established retailers will assist us in broadening our customer base.

                Pursue Operating Efficiencies. We will continue to improve our operating efficiencies and increase our margins as we grow our business. We continue to refine our online business model by increasing the effectiveness of our marketing programs and by leveraging our relatively fixed cost technology and fulfillment infrastructure. We will also attempt to keep our shipping costs and delivery times low while maintaining a broad selection of available products.

                Greater Focus on New International Markets. We are constantly looking to expand our reach internationally. We are currently focusing on expanding into and creating a strong presence in a number of English-speaking countries, including The United Kingdom, Canada, Australia and New Zealand.

Our Website

                Our website offers the convenience and flexibility of being able to shop for jewelry and other collectibles 24 hours a day, seven days a week. Our website provides a secure, informative and exciting shopping experience in an easy-to-use online format. Our website allows our customers to obtain detailed product information, including the visual aid of one or more photographs of each product. Our auctions provide a dynamic display of auto-refreshing screens to allow our customers to stay abreast of all auction developments.

We offer products in the following categories:

•               Extremely Expensive

•               Jewelry: Bracelets, Earrings, Necklaces, Rings, Engagement Rings, Jewelry Sets, Watches, Men’s Jewelry, Diamonds & Gems

•               Worldwide free shipping

•               Art & Antiques, Auto/Scooters, Cameras & Video, Collectibles, Coins & Stamps, Books, Pop Culture, Sports, Computers, Electronics, Fashion, Musical Items, Real Estate/Land, Gaming Machines, Special Occasions, Sports & Equipment, Tools, Wholesale/Lots

                Our auctions are offered in a live, real-time format. The auction begins upon posting of each item. Upon clicking on the picture or description of an item, a user may view the time remaining in the auction, the current winning auction price and the closing time and date. Upon clicking on the View Live icon, the user may track the bidding in real time. Participants may enter a bid at any time during the auction. During the last thirty seconds of the auction, the time remaining flashes and turns red. Each time a bid is entered with less than thirty seconds remaining, the timer is extended by 30 seconds to allow other participants to respond. If no bid is made for a particular product prior to the termination of the auction, the product will be relisted as a new auction at a later time.

                Our 3-minute auctions offer a nearly immediate gratification alternative to our traditional auction format. At the moment once a 3-minute auction item is listed, a clock adjacent to the product listing, photograph and current bid price begins the three minute countdown. Participants may enter a bid at any time during the three minute countdown. During the final seconds of the countdown, participants are warned that time is running out. However, if a bid is entered with less than thirty seconds remaining, the timer is extended by thirty seconds to allow other participants to respond. The 30 seconds extensions continue until there are no other bids in the last 30 seconds.

Marketing

                Our marketing strategy is designed to generate consumer traffic by increasing awareness of our website and recognition of our brand, as well as to build a loyal buyer base and maximize repeat purchases. We seek to acquire customers efficiently, build upon our customer base and increase repeat purchases. Our website has experienced substantial growth in customers and visitors as evidenced through data compiled by us through measurement tools on our websites. Between December 31, 2003 and December 31, 2004, we acquired approximately 300,000 registered users, growing our base to over 3.6 million registered users by December 31, 2004. For the three months ended March 31, 2005, we acquired approximately 137,000 registered users.

                Our marketing and advertising efforts consist primarily of the following initiatives:

•               Website Searches. We have recently shifted our marketing focus to the utilization of advertisements appearing upon completion of website searches indicating interest in our products. We currently maintain advertising relationships with, among others, Google (US, UK, Australia, and Canada), Overture (US, UK, Australia, and Canada) and AskJeeves (US and UK) for search engine advertising.  Search engine advertising is primarily purchased at a pre-negotiated price to be paid each time a potential customer clicks on one of our advertisements.

•               Portal and Targeted Website Advertising.  We utilize banner advertisements and purchase selected keywords on search engines and product data feeds on websites with high traffic volumes.  We focus on contextual advertisements that appear on websites related to jewelry. We maintain portal advertising relationships with Google (US, UK, Australia, and Canada), Overture (US, UK, Australia, and Canada), AskJeeves (US and UK), 24/7 media, MSN, IAC, Efficient Frontier.  The fee structure for our purchase of banner and contextual advertisements is either based on a set price for each click on our advertisement or on a cost per thousand basis, for which we pay a set fee per thousand contextual or banner advertisements that appear on the selected websites.

•               Affiliate Program. We attract customers by participating in affiliate programs. In March 2005, we have outsourced our Affiliate Program to Link Share. This helps us to extend the reach of our websites and draw customers from a variety of other websites. By joining our affiliate program, website publishers earn volume-based commissions by directing customers to our websites. As of December 31, 2004, we had over 50 affiliate websites enrolled that actively promote our websites and they are being transferred to Link Share to manage. In addition to existing affiliates, Link Share will provide us with a much greater number of companies that will participate in this program.

•               Direct Marketing.  We utilize an electronic direct marketing program to encourage repeat purchases, customer retention, prospect activation and referral business.  We utilize permission-based e-mail marketing to visitors who indicate a desire to continue to receive product recommendations and promotional discounts.  We also utilize wish lists, birthday/anniversary event marketing and other similar programs. Our email direct marketing is purchased for a set fee per thousand emails sent.    Physical Direct mail featuring new products and promotions are also utilized during holidays and other occasions to increase repeat activity from our existing customer base.

Sourcing Strategy

                We purchase excess and unique jewelry, art and collectibles from manufacturers and liquidators. Because we are able to sell large quantities of our jewelry products 24 hours a day, seven days a week, to a broad, international market, our return rate of products to our suppliers is approximately 10% of the purchases made from our suppliers. Further, we eliminate the need for the supplier to incur a melt down or depreciation loss on the product. Our delivery specifications are less stringent than those of liquidators because of our low inventory risk and our ability to sell continuously.

                We currently purchase from approximately 120 suppliers. The top 5 key suppliers represent approximately 48%, 52% and 60% of total purchases for the years ended December 31, 2002, 2003 and 2004 respectively.  The top 5 key suppliers represented approximately 64% and 61% of the total purchases for the three months ended March 31, 2004 and 2005, respectively.

                Fine Jewelry

                We currently acquire our jewelry directly from both manufacturers and liquidators on a worldwide basis. As of December 31, 2004, we had relationships with over 120 suppliers from which we acquire products. In 2004, an average of 34% of our jewelry was purchased from LA Jewelers, Inc., a jewelry manufacturer and liquidator, our largest supplier. We purchased another 26% of our jewelry from Vardi Stonehouse Inc., Quintessence Jewelry Corp., manufacturers, and Micha, Inc. and Donald E. Gruenberg Inc., liquidators in 2004. For the three months ended March 31, 2005, an average of 46% of our jewelry was purchased from LA Jewelers, Inc. We purchased another 15% of our jewelry from Quintessence Jewelry Corp., Farsi Jewelry Mfg Co., A.T.P., and Jewel America Inc. for the three months ended March 31, 2005.

                We identify manufacturers and liquidators with high value products by capitalizing on our management’s extensive experience in jewelry retailing. Our jewelry sourcing model capitalizes on our close industry relationships to avoid several layers of supply chain intermediaries and the mark-ups associated with additional intermediaries. We closely monitor the historical sales trends of our products on a daily, monthly, and quarterly basis. We carefully select additional products for purchase based on the expertise of our buyers and our comprehensive data on our sales.

                Much of the inventory we purchase at or just above the manufacturer’s cost to manufacture the product. During the 2004 fiscal year and the three months ended March 31, 2005, many of the cost per item purchased ranged between US$30 and US$200. We do not have long-term supply contracts with any of our suppliers. We have informal arrangements with our vendors to purchase excess jewelry on favorable terms and conditions. Our arrangements do not include inventory supply obligations. We purchase and carry in inventory all of the products we offer for sale to ensure availability and expedited delivery. Currently, we acquire all inventories from our suppliers on a revolving credit basis — with payment often due within 60 days. In an effort to achieve full operational and cost efficiencies, we eventually intend to substantially acquire all products on a cash basis. This strategy allows for more flexibility with respect to product selection and will further increase value to suppliers.

Merchandising Strategy

                We offer a wide variety of jewelry products on our website. These include jewelry with semi-precious and precious stones, diamond jewelry, gold and silver jewelry. We offer a great variety of rings, bracelets, earrings and jewelry sets. We also offer single gemstones and gemstone sets. On average, during 2004 and for the three months ended March 31, 2005, approximately 94% and 97%, respectively,of the net revenues derived from our website, not including products offered by our Certified Merchants, were jewelry products. The remainder of the products offered were art pieces and collectibles. Our Certified Merchants offer a variety of other products on the website, which accounted for approximately 10% of total products posted on our website in 2004 and the three months ended March 31, 2005 but less than 1% of net revenues to the Company. In 2004 and for the three months ended March 31, 2005, approximately 5% and 3%, respectively, in net revenues were derived from art and collectibles offered by the Company.

                We maintain profitability while providing control to our customers by carefully selecting the types of products to post on our website at any given time, the duration of the auction for each item, and the frequency with which we repost items after sale. Our auction department actively monitors our auctions and sales so that we are able to continually adjust the make-up and quantity of goods on the website at any given time. Since all company owned merchandise starts at $1 no reserve, losses are incurred on 15-25% of the items sold per month. The risks associated with a $1 no reserve auction is mitigated by profits generated from items sold at a gain which resulted in an overall 19% gross profit margin in 2004 and 18% for the three months ended March 31, 2005.

                Our auction department personnel post more expensive items with longer auction durations, typically running for 2 to 3 days, allowing the customer to peruse the piece and make a thoughtful decision. Less expensive items are selected for shorter auctions, typically running for several hours to 3 minutes, creating more excitement for the product and providing the customer with more immediate gratification. Items purchased in bulk are slotted for posting sequentially, such that all items simultaneously posted on our website are unique. Once an item has been purchased, that item is again posted on the website for auction.

                For the majority of our products, we also post a “Close Now” price. This feature gives the customer the option to terminate the auction and purchase the product at the Close Now price immediately, rather than bid for the product with other prospective buyers. In many cases, the “Close Now” price is based on the price that our supplier posted on the product as the designated selling price.

Certified Merchant Program

                We created the Certified Merchant Program to provide our customers the opportunity to purchase products beyond those in our inventory. Online auctions offer merchants the ability to minimize their risk of price erosion on unsold products. This opportunity has created great interest in our Certified Merchant Program. We ensure that the same value and reliability we provide to our customers is provided by our Certified Merchants through a comprehensive application process and continued monitoring of our Certified Merchants.

                All prospective program participants must complete an on-line application. Each applicant is required to provide a list of references and a copy of a business and a reseller license. Additionally, each applicant must submit a valid credit card to be kept on file at our offices. We review each application and contact references for each applicant. We complete the background check of each applicant through a Dunn & Bradstreet or the Better Business Bureau review of the applicant’s business history.

                If selected to participate in the Certified Merchant Program, the Certified Merchant must agree to comply with our rules, policies and regulations. All Certified Merchant products listed on our website must be in stock and available for immediate shipment. All Certified Merchants must offer a 15-day money back guarantee on all products listed on our website. We manage and monitor compliance of our Certified Merchants through customer complaints and verify all complaints immediately. We have a “No Tolerance” rule for unethical activities, or any activities that violate the consumers’ trust. At our option, if any Certified Merchant engages in activity unacceptable to us, such Certified Merchant’s products will be immediately removed from our website and the Certified Merchant will no longer be permitted to participate in our program.

                For each Certified Merchant product auctioned on our website at no reserve, $1 minimum bid basis, we receive a commission equal to 3% of the sale price of such Certified Merchant product. For any Certified Merchant product posted with a minimum bid greater than $1, we charge a $2 fee per listing and we receive a commission between 15% and 3%, which reduces as the purchase price for the listed product increases. For real estate, automobiles, boats and motorcycles, we charge a set listing fee and a set transaction fee, but no commission. If a customer bids on and wins a product on our website listed by a Certified Merchant, the customer will purchase the product through our website. The Certified Merchant is automatically/immediately notified of the sale. The Certified Merchant then mails the purchased product to the customer within 7 days of receipt of the order.

                As of December 31, 2004, approximately 60-65 Certified Merchants have been approved to participate in our program, and approximately 50 Certified Merchants actively post on our website. As of March 31, 2005, we had approximately 35 Certified Merchants, all of whom are active. The Company adopted a new strategy in 2005 to maintain only the larger Certified Merchants and to discontinue business with smaller merchants. We intend to expand our Certified Merchant Program by creating relationships with leading established retailers of electronics, hard to find collectibles, and other products.

Technology and Operations

                We have built a user interface and transaction processing system that is based on internally-developed proprietary software. Our system maintains data records for over 3.7 million registered users, over 12,000 simultaneous, open auctions, and over 300,000 closed, but viewable, auctions from the previous 30 days. During December 2004 and for the three months ended March 31, 2005, we served over 190,000 page views per day. During those periods, we also sent out more than 600,000 registration- and auction-related emails per day to users. Our system also handles all other aspects of the auction process including notifying users via email when they initially register for the service, they place a successful bid, they are outbid and when an auction ends. The system maintains user registration information, billing accounts, current auctions and historical listings.

                The Company’s system has been designed around industry standard architectures and has been designed to reduce downtime in the event of outages or catastrophic occurrences. Our service provides 24 hour a day, 7 days a week availability. Our system hardware is housed at a leased cage at Alchemy Communications in downtown Los Angeles. A portion of our hardware is also housed in our headquarters. Alchemy Communications provides redundant communications lines and emergency power backup. Our system consists of proprietary database servers utilizing Freeware/Postgris software running over two DS-3 lines. The servers are connected to the database and operate in a multi-processing Linux environment designed to accommodate large volumes of online traffic.  Our Internet servers also utilize VeriSign Inc. digital certificates to help it conduct secure communications and transactions.  We use a load balancing system and its own redundant server to provide for fault tolerance.  During the last quarter of 2004 and first quarter of 2005, our Internet systems operated at 50% of their capacity.  Plans are currently underway to increase capacity to enable systems operations to perform at 30% of capacity.  We also utilize the services of TrustWave, which provides regular scanning of our systems for security vulnerability.

                As of December 31, 2004, we had 7 personnel on our technology and development staff. We have expanded the technology and development staff significantly in 2005 to 17 personnel as of March 31, 2005 and anticipate that we will continue to devote significant resources to product development in the future as we add new features and functionality to our service.

                The market in which we compete is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing customer demands. Accordingly, our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our services to evolving industry standards and to continually improve the performance, features and reliability of our service in response to competitive service and product offerings and evolving demands of the marketplace. The failure to adapt to such changes would have a material adverse effect on our business, results of operations and financial condition.

Customer Service and Fulfillment Operations

                An important element of our sales strategy is to provide a high level of customer service and sales support. Our ability to establish long-term relationships with our consumers and encourage repeat visits and purchases depends on excellent customer support staff. Our sales support staff provide detailed payment and billing guidance, and are trained to answer a broad array of questions regarding auctions listed on our website. Our informed and helpful staff, together with the informative and educational aspects of our websites, promote customer confidence in their purchase decisions.

                As of December 31, 2004 and March 31, 2005, we had a customer service and sales support center staffed by approximately 18 representatives.  This center utilizes automated email and phone systems to route traffic to our customer service and sales support representatives to provide personalized assistance. Since February 2005, customer service is available 24 hours a day, seven days a week.  The in-house customer service center operates between the hours of  6:00 a.m. and 10:00 p.m. PT. An outside messaging service center handles telephone calls after business hours.  Customers may utilize the following payment methods: credit card, money orders and checks.  We also offer our customers the opportunity to use PayPal to secure payment.  We are charged a fee by PayPal if our customers utilize their service.  We require payment to be received by us prior to shipping the merchandise.

                We provide our customers with a five day grace period to pay for a product once it has been won through an auction. If payment is not made by the fifth day, the purchase order lapses and the product is cycled back into inventory. If a customer purchases additional items during the five day period, we offer our customers the opportunity to save on shipping by aggregating all purchased items into one shipment at a cost of only $3 per additional item for up to thirty items. We also offer auction items with free worldwide shipping for those discerning customers who do not want to pay for shipping.

                Our goal is to fulfill purchase orders timely, securely and accurately. When an order is received and accepted, the merchandise is sent to assembly for packaging. We inspect and track each product at all stages of the receiving and order fulfillment process. Customer orders are typically delivered within 7 business days, depending on the shipping method and the extent of customization required. Most purchases are delivered with signature or delivery confirmation. We ship all products via nationally recognized carriers. All of our shipments of products are fully insured by Federal Express or self-insured.

                We have a 15-day return policy on all of our merchandise with a money-back guarantee if the product is not delivered as described on our website. Items that are returned that are identical to their description are subject to a 15% restocking fee.

                Our office has security controls and restricted access and has been designed for the prompt receipt, storage and shipment of our products. As a security measure, we require metal-free dress code for all employees who work in our restricted area. Uniforms are provided to the employees in the secured areas where jewelry is processed and consist of casual clothing with no pockets. In addition, we have security guards on duty 24 hours a day, 7 days a week to patrol the premises.

                We have a proactive fraud prevention department to verify suspect payments. Our internal system will flag suspect payments when the shipping address or name do not match with cardholder information. Our fraud department then requests that the customer provide additional information to verify identity before the shipment is released.

Seasonality

                Unlike traditional retailers, we do not experience peak sales in late November and December during the holiday shopping season. The fourth quarter accounted for 40%, 26% and 29% of our net sales in 2002, 2003 and 2004, respectively. Our working capital does not fluctuate greatly from month to month due to the relatively consistent quarterly results of our sales.

Competition

                The online auction market is new, rapidly evolving, intensely competitive and has relatively low barriers to entry, as new competitors can launch new Websites at relatively low cost. We believe that competition in the online liquidation market is based predominantly on:

•               price;

•               product quality and selection;

•               shopping convenience;

•               customer service; and

•               brand recognition.

We currently or potentially compete with a variety of online auction services such as eBay, Inc. and Ubid.com, online close-out companies, such as Overstock.com, as well as with online jewelry retailers, such as Odimo Incorporated and Blue Nile, Inc.  We also compete indirectly with traditional offline jewelry retail chains, such as Zales Jewelers, Friedman’s and Reeds Jewelers, as well with stores that sell jewelry at wholesale prices, such as Wal-Mart and Finley’s.  We compete primarily on the basis of our “no reserve auction” format and by requiring a $1 minimum opening bid.  We hold no rights to these formats, however, and they may be adopted at any time by any of our competitors.

                As the market for online liquidation grows, we believe that companies involved in online retail, as well as traditional retailers and liquidation brokers, will increase their efforts to develop services that compete with our online services. We also face potential competition from online companies not yet focused on the liquidation market, and from retail companies not yet operating online. We are unable to anticipate which other companies are likely to offer services in the future that will compete with the services we provide.

                In addition, many of our current and potential competitors have greater brand recognition, longer operating histories, larger customer bases and significantly greater financial, marketing and other resources than us, and may enter into strategic or commercial relationships with larger, more established and well-financed companies. Some of our competitors could enter into exclusive distribution arrangements with our suppliers and deny us access to their products, devote greater resources to marketing and promotional campaigns and devote substantially more resources to their website and systems development than us. New technologies and the continued enhancement of existing technologies also may increase competitive pressures on us.  We cannot assure you that we will be able to compete successfully against current and future competitors or address increased competitive pressures.  See “Risk Factors.”

Intellectual Property

                We regard our domain names and similar intellectual property as critical to our success. We rely on a combination of laws and contractual restrictions with our employees, customers, suppliers, affiliates and others to establish and protect our proprietary rights. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without authorization. In addition, we cannot assure you that others will not independently develop substantially similar intellectual property. Although we are pursuing the registration of our key trademarks and patents in the United States, some of our trade names are not eligible to receive trademark protection. In addition, effective trademark and patent protection may not be available or may not be sought by us in every country in which our products and services are made available online, including the United States.

                From time to time, we may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by our company.

                In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could materially harm our business. See “Risk Factors.”

Government Regulation

                We are subject to federal and state consumer protection laws including laws protecting the privacy of consumer non-public information and regulations prohibiting unfair and deceptive trade practices. In particular, under federal and state financial privacy laws and regulations, we must provide notice to consumers of our policies on sharing non-public information with third parties, must provide advance notice of any changes to our policies and, with limited exceptions, must give consumers the right to prevent sharing of their non-public personal information with unaffiliated third parties. Furthermore, the growth and demand for online commerce could result in more stringent consumer protection laws that impose additional compliance burdens on online companies. These consumer protection laws could result in substantial compliance costs and could interfere with the conduct of our business.

                Moreover, in many states, there is currently great uncertainty whether or how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and commercial online services. These issues may take years to resolve. For example, tax authorities in a number of states, as well as a Congressional advisory commission, are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet and commercial online services could result in significant additional taxes on our business. These taxes could have an adverse effect on our cash flows and results of operations. Furthermore, there is a possibility that we may be subject to significant fines or other payments for any past failures to comply with these requirements.

                Numerous states and foreign jurisdictions, including the State of California, where our headquarters are located, have regulations regarding how “auctions” may be conducted and the liability of “auctioneers” in conducting such auctions. No final legal determination has been made as to whether the California regulations apply to our business and little precedent exists in this area. Several states and some foreign jurisdictions have attempted, and may attempt in the future, to impose such regulations upon us or our users, which could harm our business. Regulatory and licensure claims could result in costly litigation or could require us to change our manner of doing business in ways that increase our costs or reduce our revenues or force us to prohibit listings of certain items for some locations. We could also be subject to fines or other penalties. Any of these outcomes could harm our business.

Employees

                As of March 31, 2005, we had approximately 150 full-time employees and 18 part-time employees.As of December 31, 2004, we had approximately 162 full-time employees and 13 part-time employees. Of these employees, 130 were in fulfillment operations, 7 were in technology and development, 6 were in marketing, 4 were in merchandising, 18 were in customer service and 10 were general or administrative employees. We utilize part-time and temporary employees to respond to fluctuations in demand. None of our employees are covered by a collective bargaining agreement and we consider our relations with our employees to be good.

                We have entered into an agreement with Gevity, a Professional Employer Organization, which manages all payroll processing, workers compensation, health insurance and other employment-related benefits for our employees, and is a co-employer of our employees along with us.  We pay Gevity a fee based on the aggregate salary paid to our employees for these services.

Facilities

                Our corporate office and fulfillment operations are located in Culver City, California, where we lease approximately 50,000 square feet through October 31, 2009. Our current facility will permit expansion through 2009, according to our growth projections.

Legal Proceedings

                From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. Our operations are subject to federal, state and local laws and regulations. See, Risk Factors - Risks Related to our Equity-Holders of common stock issued by us in prior offerings are entitled to rescind their purchases and Item 10. Recent Sales of Unregistered Securities.

RISK FACTORS

Risks Related to our Equity

Holders of  common stock issued by us in prior offerings are entitled to rescind their purchases.

Issuances of securities are subject to federal and state securities laws.  From 1999 through 2004, we offered and sold common stock to investors in various states, raising gross equity capital of approximately $20.5 million from approximately 830 investors, and we issued common stock to various third parties, such as vendors, and issued employee stock options to many of our employees, the value of which common stock was approximately $5.5 million.  We issued these securities in reliance upon exemptions from the registration requirements of federal and state securities laws.  We have determined that our securities offerings did not comply with the requirements of the applicable exemptions, because certain of our employees who solicited our investors engaged in a “general solicitation” of securities.  In addition, those employees were required to be licensed as broker-dealers with the U.S. Securities and Exchange Commission (“SEC”) and in various states, but they were not so licensed.  Because we did not uncover these violations until after we sold our securities, we did not disclose these violations, nor the potential liabilities associated with these violations, to our investors.  Consequently, our securities offerings also did not comply with disclosure requirements of applicable securities laws. In such situations a number of remedies may be available to regulatory authorities and the investors who purchased common stock in those offerings, including, without limitation, a right of rescission, civil penalties, seizure of our assets, a restraining order or injunction, and a court order to pay restitution and costs.  As a result, the investors and other holders of our common stock are entitled to return their shares to us and assert a legal claim to receive back from us the full price they paid, plus interest, which Management presently has not been able to reasonably estimate.  In the event that a rescission by all of the Company’s shareholders were to occur, the Company would be liable for the $20.5 million it received in exchange for its common stock, in addition to interest of approximately $7.3 million through December 31, 2004.  The Company may also be liable for the $5.5 million of services rendered and property exchanged in consideration for the issuance of common stock, in addition to interest of approximately $1.8 million through December 31, 2004.

We have disclosed these violations of federal and state securities laws to the SEC, who are presently investigating this matter.  We also intend to seek financing in order to offer rescission to all of our investors.  It is not likely, however, that we will secure the financing necessary for a full rescission offer until and unless the SEC takes some final action with respect to the foregoing violations.  Moreover, we have not approached state securities commissioners in the states in which our investors reside.  Consequently, there is substantial uncertainty concerning what action the SEC and state regulators may take against us and what effect any such action will have on our business and our ability to obtain additional financing.  If we are unable to secure the financing required for a rescission offer, any assertion by our shareholders of their legal claims against us will have a material adverse effect on our financial position and results of operation.  Even if we are successful in offering rescission to our shareholders, if, prior to the rescission offer,  any our shareholders who acquired their common stock in these offerings sells their common stock for less than the price at which they purchased their shares, they will be entitled to recover from us damages equal to the difference between their investment amount plus interest from the date of issuance and the value or price of the security at the time of its sale.  Because these shareholders will no longer own our common stock, we will not be able to extinguish these damage claims by offering to rescind the shareholder’s purchase of our common stock. See, Item 10.  Recent Sales of Unregistered Securities.

There has been no established trading market for our common stock.

There has been no established trading market for our common stock.  The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable.  The lack of an active market may also reduce the fair market value of your shares.  An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies or technologies by using our shares as consideration.

The concentration of our capital stock ownership with our founder and executive officers and directors and their affiliates will limit your ability to influence corporate matters.

Our founder, executive officers and directors will together own approximately 61.8% of our common stock and 59.1% on a fully diluted basis.  As a result, they have significant influence over our management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, for the foreseeable future.  This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that some of our stockholders do not view as beneficial.  As a result, the market price of our common stock could be adversely affected because stockholders may not view favorably the concentration of control in the hands of management.

Risks Related to our Business

The Opinion from our Independent Registered  Public Accounting Firm Contains a Going Concern Qualification.

The  report  of  Stonefield  Josephson,   Inc., our independent registered  public  accounting  firm,  with respect to our financial statements and the related notes for the years ended December 31, 2004  2003 and 2002,  indicates  that, at the date of their  report,  our history of significant operating losses, working capital deficit, total stockholders’ deficit, and negative cash flows from operations raise substantial doubt about our ability to continue as a going concern.  At March 31, 2005, we had an accumulated deficit of $29,351,000.  We cannot be certain that revenues from operations will be sufficient to satisfy our ongoing capital requirements.  If our financial resources are insufficient, we may require additional financing in order to execute our operating plan and continue as a going concern.  Further, it is not likely that we will be able to secure additional financing until and unless the SEC takes some final action with respect to the violations of securities laws that are discussed above.  See, Risks Related to Our Equity - Holders of  common stock issued by us in prior offerings are entitled to rescind their purchases.

. We may not be able to forecast revenues or earnings accurately due to our limited operating history.

As a result of our limited operating history and the emerging nature of the markets in which we compete, we may not be able to forecast revenues or earnings accurately.  We may also be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall.

We do not have a guaranteed supply of excess jewelry.

We have informal arrangements with distributors and manufacturers for excess jewelry on favorable terms and conditions, but these arrangements do not include any inventory supply obligations on their part.  As a result, we do not have a guaranteed supply of excess jewelry products.  Our inability to maintain and expand these and other future excess jewelry supply relationships or the inability of our current and future suppliers to maintain arrangements for the supply of products sold to us would substantially harm our business and results of operations.

Our failure to acquire excess jewelry at competitive prices would result in higher costs and lower net sales and damage our competitive position.

If we are unable to acquire excess jewelry at competitive prices, our costs may exceed our forecasts, our gross margins and operating results may suffer and our competitive position could be damaged.  The success of our business model depends, in part, on our ability to offer bargain prices to customers that are below those of traditional jewelry retailers.

Increases in the cost of precious metals and precious and semi-precious stones would increase the cost of our jewelry products.

The jewelry industry in general is affected by fluctuations in the prices of precious metals and precious and semi-precious stones.  The availability and prices of gold, silver and platinum and other precious metals and precious and semi-precious stones may be influenced by such factors as cartels, political instability in exporting countries, changes in global demand and inflation.  Shortages of these materials or a rise in their price could result in reduced margins or increased prices causing reduced sales of such products.

We cannot guarantee the quality or authenticity of products offered by our Certified Merchants.

Because we offer customers the opportunity to purchase products beyond those in our inventory through our Certified Merchants Program, we may inadvertently facilitate sales of counterfeit or stolen goods, which could expose us to liability for intellectual property infringement claims and damage our reputation.

We rely heavily on the sale of fine jewelry for our net sales, and demand for these products could decline.

Luxury products, such as diamonds and fine jewelry, are discretionary purchases for consumers.  The volume and dollar value of such purchases may significantly decrease during economic downturns.  The success of our business depends in part on macroeconomic factors such as employment levels, salary levels, tax rates and credit availability, all of which affect consumer spending and disposable income.  Any reduction in consumer spending or disposable income may affect us more significantly than companies in other industries.

Because we carry all of our excess jewelry products in inventory, if we are unable to accurately predict and plan for changes in consumer demand, our net sales and gross margins may decrease.

We held approximately $11 million of products in inventory as of December 31, 2004 and approximately $9 million of products in inventory as of March 31, 2005.  If our sales levels increase, we will increase our inventory proportionately.  Consumer tastes and preferences for jewelry products can change rapidly, thus exposing us to significant inventory risks.  The demand for specific products can change between the time the products are ordered and the date of receipt.  As a result, if we do not accurately predict these trends or if we overstock unpopular products, we may be required to take significant inventory markdowns, which could reduce our net sales and gross margins.

Competition from online auctioneers and other online companies with greater brand recognition may adversely affect our sales.

The market for live auctions conducted over the Internet is new, rapidly evolving and intensely competitive, and we expect competition to intensify further in the future.  Barriers to entry are relatively low, and current and new competitors can launch new sites at a relatively low cost using commercially-available software.  We currently or potentially compete with a number of other companies.  Our direct competitors include various online auction services and retailers that specialize in jewelry, including “ebay.com”, “odimo.com”, “bluenile.com”, “overstock.com” and “ubid.com”.

In addition, many of our current and potential competitors have greater brand recognition, longer operating histories, larger customer bases and significantly greater financial, marketing and other resources than us.  They may enter into strategic or commercial relationships with larger, more established and well-financed companies, or may enter into exclusive distribution agreements with our suppliers and deny us access to their products.  They may also devote greater resources to marketing and promotional campaigns and devote substantially more resources to their website and systems technology than us.  There are no assurances that we will be able to compete successfully against current and future competitors or address increased competitive pressures.

Our advertising relationships with Internet portals and other websites may fail to create consumer awareness of our website and product offerings.

Our current marketing and advertising strategy consists of targeted search advertising, portal and targeted website advertising, participation in affiliate programs, and direct advertising.  We do not maintain long-term contracts or arrangements with Internet portals, and we may not successfully enter into additional relationships or renew existing ones beyond their current terms.  We expect that we will have to pay increasing fees to maintain, expand or enter into new relationships of this type.  In addition, traffic to our websites could decline if our online marketing programs become less effective or if the traffic to the website of an Internet portal on which we advertise decreases.  Our business could be materially adversely affected if any of our online advertisers experience financial or operational difficulties or if they experience other corporate developments that adversely affect their performance.  A failure to maintain, expand or enter into Internet portal relationships or to establish additional online advertising relationships that generate a significant amount of traffic from other websites could result in decreased sales or limit the growth of our business.

We are dependent on David Zinberg, our Chief Executive Officer and President, and other members of our management team.

Our performance is substantially dependent upon the services and performance of our Chief Executive Officer David Zinberg, who has extensive experience with the purchase and sale of jewelry, art and collectibles through non-traditional channels, including through liquidation. We have an employment agreement with Mr. Zinberg, with a term through 2007.  The loss of the services of Mr. Zinberg or certain of our management team members for any reason or our inability to attract new management team members with such expertise could adversely affect our operations or otherwise have a material adverse effect on our business.

We rely on suppliers and third-party carriers as part of our fulfillment process, and these third parties may fail to adequately serve our customers.

We rely on suppliers to promptly ship our orders, which we then carry in inventory to ensure availability and expedited delivery to our customers.  We also rely on third-party carriers to ship products to our customers.  As a result, we are subject to risks, including employee strikes and inclement weather, associated with third-party carriers’ abilities to provide delivery services to meet our and our suppliers’ shipping needs.  Our suppliers’ and third-party carriers’ failure to deliver products to us or our customers in a timely manner or to otherwise adequately serve our customers would damage our reputation and brand and substantially harm our business and results of operations.

We face the risk of theft of our products from inventory or during shipment.

We may experience theft of our products while they are being held in inventory or during the course of shipment to our customers by third-party carriers. We have taken steps to prevent such theft and maintain insurance to cover losses resulting from theft. However, if security measures fail, losses exceed our insurance coverage or we are not able to maintain insurance at a reasonable cost, we could incur significant losses from theft, which would substantially harm our business and results of operations.

If the single facility where substantially all of our computer and communications hardware is located fails, our business, results of operations and financial condition would be harmed.

Our ability to successfully receive and fulfill orders and to provide high quality customer service depends in part on the efficient and uninterrupted operation of our computer and communications systems. Substantially all of the computer hardware necessary to operate our web site is located at a single leased facility in downtown Los Angeles. Our systems and operations are vulnerable to damage or interruption from human error, fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, break-ins, earthquake and similar events.  We do not presently have redundant systems in multiple locations or a formal disaster recovery plan, and our business interruption insurance may be insufficient to compensate us for losses that may occur.  In addition, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of critical data, the inability to accept and fulfill customer orders or the unauthorized disclosure of confidential customer data.  The occurrence of any of the foregoing risks could substantially harm our business and results of operations.

Our growth will depend on our ability to develop our brand.

We believe that our historical growth has been largely attributable to word of mouth.  We believe that continuing to strengthen our brand will be critical to achieving widespread acceptance of our services.  Promoting and positioning our brand will depend largely on the success of our marketing efforts and our ability to provide high-quality services.  In order to promote our brand, we will need to increase our marketing budget and otherwise increase our financial commitment to creating and maintaining brand loyalty among users.  Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses we incurred in building our brand.  If we do attract new users to our services, they may not conduct transactions over our services on a regular basis.  If we fail to promote and maintain our brand or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, our business would be harmed.

Our international sales activities carry certain inherent risks.

In 2004, an average of 17% of sales were to customers who lived outside of the United States.  For the three months ended March 31, 2005, the average was 19%.  There are certain risks associated with doing business on an international basis, including, among others, regulatory requirements, legal uncertainty regarding liability, tariffs, and other trade barriers, longer payment cycles, and potentially adverse tax consequences, any of which could adversely affect our business.  We are also subject to increased risks relating to foreign currency exchange rate fluctuations.

We do not intend to pay dividends on our common stock, and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We have never declared or paid any cash dividends on our common stock and do not intend to pay dividends on our common stock for the foreseeable future.  We intend to invest our future earnings, if any, to fund our growth.  Therefore, you likely will not receive any dividends from us on our common stock for the foreseeable future.

Risks Related to Doing Business Online

Our business is adversely affected by anything that causes our users to spend less time on their computers, including national events.

Anything that diverts our users from their customary level of usage of our website could adversely affect our business.  We would therefore be adversely affected by geopolitical events such as war, the threat of war, or terrorist activity.

If the Internet infrastructure fails to grow or deteriorates, our ability to grow our business will be impaired.

Our success will depend on the continued growth and maintenance of the Internet infrastructure.  This includes maintenance of a reliable network infrastructure with the necessary speed, data capacity and security for providing reliable Internet services.  Viruses, worms and similar programs also harm the performance of the Internet.  The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future.  These outages and delays could reduce the level of Internet usage as well as our ability to provide our solutions.

We may not be able to increase capacity or respond to rapid technological changes in a timely manner or without service interruptions, which may harm our business.

As traffic on our websites grows, we may not be able to accommodate all of the growth in user demand on our websites and in our customer sales and support center.  If we are unable to upgrade our existing technology or network infrastructure and the systems used to process customers’ orders and payments to accommodate increased sales volume, our potential customers may be dissatisfied and may purchase merchandise from our competitors.  We may also fail to provide enough capacity in our customer service and sales support center to answer phones or provide adequate customer service.  A failure to implement new systems and increase customer service center capacity effectively or within a reasonable period of time could adversely affect our sales.

We also intend to introduce additional or enhanced features and services to retain current customers and attract new customers to our websites.  If we introduce a feature or a service that is not favorably received, our current customers may not use our websites as frequently and we may not be successful in attracting new customers.  We may also experience difficulties that could delay or prevent us from introducing new services and features.  These new services or features may contain errors that are discovered only after they are introduced and we may need to significantly modify the design of these services or features to correct.

Although our systems have been designed around industry-standard architectures to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, computer denial-of-service attacks, and similar events.

Our systems are also subject to break-ins, sabotage, intentional acts of vandalism, and potential disruption if the operators of these facilities have financial difficulties.  Despite any precautions we may take, the occurrence of a natural disaster, a decision by any of our third-party hosting providers to close a facility we use without adequate notice for financial or other reasons, or other unanticipated problems at our hosting facilities could result in lengthy interruptions in our services.  In addition, the failure by our hosting facilities to provide our required data communications capacity could result in interruptions in our service.  We do not carry business interruption insurance sufficient to compensate us for losses that may result from interruptions in our service as a result of system failures.

Our failure to protect confidential information of our customers and our network against security breaches could damage our reputation and substantially harm our business and results of operations.

A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks.  Our failure to prevent these security breaches could damage our reputation and substantially harm our business and results of operations.  Currently, a majority of our sales are billed to our customers’ credit card accounts directly.  Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature.  We rely on encryption and authentication technology licensed from third parties to effect secure transmission of confidential information, including credit card numbers. We do not currently carry insurance against this risk.  Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology used by us to protect customer transaction data.  In addition, anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations.  To date, we have experienced minimal losses from credit card fraud, but we face the risk of significant losses from this type of fraud as our net sales increase.  Any such compromise of our security could damage our reputation and brand and expose us to a risk of loss or litigation and possible liability which would substantially harm our business and results of operations.

We may not be able to maintain our domain name uniqueness.

Our Internet domain name is critical to our business success.  Under current domain name registration practices, no one else can obtain an identical domain name, but can obtain a similar name, or the identical name with a different suffix, such as “.net” or “.org”, or with a different country designation such as “jp” for Japan.  As a result, third parties may use domain names that are similar to ours, which may result in confusion to potential customers and lost sales.

We may be unable to protect or enforce our own intellectual property rights adequately.

We regard the protection of our trademarks, copyrights, patents, domain names, trade dress and trade secrets as critical to our success.  We aggressively protect our intellectual property rights by relying on a combination of trademark, copyright, patent, trade dress and trade secret laws, and through the domain name dispute resolution system.  We also rely on contractual restrictions to protect our proprietary rights in products and services.  We have entered into confidentiality and invention assignment agreements with our employees and contractors, and nondisclosure agreements with parties with whom we conduct business in order to limit access to and disclosure of our proprietary information.  These contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent misappropriation of our technology or deter independent development of similar technologies by others.  We are pursuing the registration of our domain names, trademarks, and service marks in the U.S. and internationally.  Effective trademark, copyright, patent, trade dress, trade secret, and domain name protection is very expensive to maintain and may require litigation.  We must protect our trademarks, patents, and domain names in an increasing number of jurisdictions, a process that is expensive and may not be successful in every location.  We have licensed in the past, and expect to license in the future, certain of our proprietary rights, such as trademarks or copyrighted material, to others.  These licensees may take actions that diminish the value of our proprietary rights or harm our reputation.

Various legal rules and regulations related to privacy and the collection, dissemination and security of personal information may adversely affect our marketing efforts.

We are subject to increasing regulation at the federal, state and international levels relating to privacy and the use of personal user information, designed to protect the privacy of personally identifiable information as well as to protect against its misuse.  These laws include the Federal Trade Commission Act, the Children’s Online Privacy Protection Act, the Fair Credit Reporting Act and related regulations as well as other legal provisions.  Several states have proposed legislation that would limit the use of personal information gathered online or require online services to establish privacy policies.  These regulations and other laws, rules and regulations enacted in the future, may adversely affect our ability to collect and disseminate or share demographic and personal information from users and our ability to email or telephone users, which could be costly and adversely affect our marketing efforts.

If we are required to collect sales and use taxes on the products we sell, we may be subject to liability for past sales and our future sales may decrease.

In accordance with current industry practice and our interpretation of current law, we do not currently collect sales and use taxes or other taxes with respect to shipments of goods into states other than California.  However, one or more states or foreign countries may seek to impose sales or other tax collection obligations on us in the future.  A successful assertion by one or more states or foreign countries that we should be collecting sales or other taxes on the sale of our products could result in substantial tax liabilities for past and future sales, discourage customers from purchasing products from us, decrease our ability to compete with traditional retailers or otherwise substantially harm our business, financial condition and results of operations.

We may be subject to regulations governing the conduct and liability of auctioneers.

Numerous states and foreign jurisdictions, including the State of California, where our headquarter is located, have regulations regarding how “auctions” may be conducted and the liability of “auctioneers” in conducting such auctions.  No final legal determination has been made as to whether the California regulations apply to our business and little precedent exists in this area.  Several states and some foreign jurisdictions have attempted, and may attempt in the future, to impose such regulations upon us or our users, which could harm our business.

We are subject to regulations relating to consumer privacy.

Several domestic jurisdictions have proposed, and California, Minnesota, Utah, and Vermont have recently passed, legislation that would limit the uses of personal user information gathered online or offline.  Many jurisdictions already have such laws and continuously consider strengthening them, especially against online services.  However, the Fair Credit Reporting Act, or FCRA, a federal statute enacted in 1970 to protect consumer privacy, includes a provision preempting conflicting state laws on the sharing of information between corporate affiliates.  The preemptive provisions of FCRA were permanently extended in 2002, thus ensuring that we are not subject to the laws of each individual state with respect to matters within the scope of FCRA, but remain subject to the provisions of FCRA.

The U.S. Federal Trade Commission also has settled several proceedings against companies regarding the manner in which personal information is collected from users and provided to third parties.  Specific statutes intended to protect user privacy have been passed in many non-U.S. jurisdictions.  Compliance with these laws, given the tight integration of our systems across different countries and the need to move data to facilitate transactions amongst our users (e.g., to payment companies, shipping companies, etc.), is both necessary and difficult.  Failure to comply could subject us to lawsuits, fines, criminal penalties, statutory damages, adverse publicity, and other losses that could harm our business.  Changes to existing laws or the passage of new laws intended to address these issues could directly affect the way we do business or could create uncertainty on the Internet.  This could reduce demand for our services, increase the cost of doing business as a result of litigation costs or increased service or delivery costs, or otherwise harm our business.

New and existing regulations could harm our business.

We are subject to the same foreign and domestic laws as other companies conducting business on and off the Internet.  Today, there are still relatively few laws specifically directed towards online services.  However, due to the increasing popularity and use of the Internet and online services, many laws relating to the Internet are being debated at all levels of government around the world and it is possible that such laws and regulations will be adopted.  These laws and regulations could cover issues such as user privacy, freedom of expression, pricing, fraud, content and quality of products and services, taxation, advertising, intellectual property rights, and information security.   Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel and defamation, obscenity, and personal privacy is uncertain.  The vast majority of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.  Those laws that do reference the Internet, such as the U.S. Digital Millennium Copyright Act and the European Union’s (E.U.) Directive on Distance Selling and Electronic Commerce have only recently begun to be interpreted by the courts and implemented by the E.U. Member States, so their applicability and scope remain somewhat uncertain.  As our activities and the types of goods listed on our site expand, regulatory agencies may claim that we or our users are subject to licensure in their jurisdiction, either with respect to our services in general, or in order to allow the sale of certain items (e.g., real estate, event tickets, boats, automobiles).

Item 2.            Financial Information

SELECTED FINANCIAL DATA

The table below shows selected financial data for each of our fiscal years ended December 31, 2000, 2001, 2002, 2003 and 2004 and for the three months ended March 31, 2004 and 2005.  The statements of operations data and the additional operating data for each of the fiscal years ended December 31, 2002, 2003 and 2004 and the balance sheet data as of December 31, 2003 and 2004 are derived from our audited financial statements included elsewhere in Item 15 of this Registration Statement.  The balance sheet data as of December 31, 2002 is derived from audited financial statements not included in this Registration Statement.  The statements of operations data for the years ended December 31, 2000 and 2001 and the  balance sheet data as of December 31, 2000 and 2001 are derived from unaudited financial statements not included in this Registration Statement.  The financial statements for the three months ended March 31, 2004 and 2005 included in this Registration Statement were unaudited.

You should read the following selected financial and operating information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and the related notes included elsewhere in this Registration Statement.  The historical results presented below are not necessarily indicative of future results.

	Year Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net Sales	1,080	7,423	34,778	47,665	65,324	14,898	20,720
Cost of Sales	757	6,210	32,315	42,188	53,072	11,914	16,975
Gross Profit	323	1,213	2,463	5,477	12,252	2,984	3,745
Operating Expenses:
General & Administrative	2,220	3,512	10,336	9,259	8,800	1,940	2,589
Sales & Marketing	287	1,244	1,071	1,960	2,542	497	875
Depreciation & Amortization	28	571	91	61	139	29	38
Total Operating Expenses	2,535	5,327	11,498	11,280	11,481	2,466	3,502
Income (Loss) from Operations	(2,212)	(4,114)	(9,035)	(5,803)	771	518	243
Interest expense	—	—	65	27	—	—	—
Net income (Loss)	(2,212)	(4,114)	(9,100)	(5,830)	771	518	243
Net profit (loss) per common share:
Basic and diluted	(0.11)	(0.17)	(0.35)	(0.21)	0.03	0.02	0.01

Consolidated Balance Sheet Data:
Cash & Cash Equivalents	101	73	—	10	5	4	9
Total Assets	1,143	1,132	9,836	7,270	12,490	9,916	11,483
Total Liabilities	321	1,521	10,765	9,355	13,570	11,351	12,270
Total stockholders’ equity (deficit)	822	(389)	(929)	(2,085)	(1,080)	(1,435)	(787)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                The following discussion should be read in conjunction with the consolidated financial statements and related notes which appear elsewhere in this form. This discussion contains forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including various risks and uncertainties discussed below and elsewhere in this prospectus, particularly under the heading “Risk Factors.”

Overview

                We are online auctioneers of close-out jewelry, art and collectibles. We provide high-quality, competitively-priced goods to two types of customers. We sell to consumers looking for a reliable bargain on close-out jewelry and to resellers, who are customers intending to resell our goods in secondary markets, such as on eBay, at local auctions and through retail channels. In 2004 and for the three months ended March 31, 2005, approximately 17% and 19%, respectively, of our sales were from customers outside of the United States. In 2004 and for the three months ended March 31, 2005, an average of 65% of our customers purchased at least 2 orders or approximately at least 6 items from our website. However, over 90% of sales revenues are derived from customers who purchased 2 or more orders.

                We closely monitor our product profit and loss margins and product availability to ensure that our overall sales are profitable while the customers are obtaining our goods at competitive prices and often at rates greatly reduced from prices they would likely garner through many retail channels.  In 2004 and for the three months ended March 31, 2005, we had a 19% and 18%, respectively, gross profit margin, as compared to gross profit margins of up to 50% by some traditional retailers. Our lower gross profit margins result from the lower retail prices that we offer to our customers and the emphasis on sales growth rather than gross margins growth. Our financial results, including our net sales, gross profit and operating income can and do vary significantly from period to period as a result of a number of factors, many of which are beyond our control. These factors include the seasonality of our net sales, general economic conditions, the costs to acquire inventory, and our competitors’ pricing and marketing strategies.

Critical Accounting Policies

                The preparation of our financial statements requires that we make certain estimates and judgments that affect amounts reported and disclosed in our financial statements and related notes. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. The following are the critical accounting policies that we believe require significant estimation and management judgment.

Revenue Recognition

                We derive revenue from four sources: merchandise sales, commission revenue from sales of certified merchandise that is owned by third parties, advertising revenue and shipping revenue. Revenue from all four sources is recognized when the following revenue recognition criteria are met: (1) persuasive evidence of an arrangement exists; (2) the product has been shipped or the service has been rendered and the customer takes ownership and assumes the risk of loss; (3) the selling price is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured. Merchandise sales are recognized upon shipments made to individual consumers and businesses that are fulfilled from the Company warehouse. The Company generally requires online payment by credit card or other electronic payment methods at the point of sale. Amounts received or billed prior to shipment of goods to customers are recorded as deferred revenue. Gross sales are reduced by returns, chargebacks from customers and other discounts redeemed to obtain such sales.

Inventory Reserve

                Reserves for inventory is estimated based on merchandise that is held longer than 6 months and by undergoing a lower of cost or market analysis.

Return and Allowance Reserve

                We have considered a reserve for returns and allowance and since it was determined that it is not significant and material, no reserves were provided for. If it was determined to be material to the financial results a reserve for returns and allowances will be provided for.

Stock-based Compensation

                We account for our employee compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. We expense stock-based compensation on the date of grant since all options awarded to date vest immediately.

                In 2005 we will be adopting the FASB issued SFAS No.123 (revised 2004) , “Share-based Payment” Statement (123R) requiring that share-based payment transactions be recognized in the financial statements based on the fair value of the equity or liability instrument issued.

                We have recorded stock-based compensation representing the difference between the option exercise price and the deemed fair value of our common stock on the grant date for financial reporting purposes. We determined the deemed fair value of our common stock based upon the private placement share price in effect at the time of the option grant. Had different assumptions or criteria been used to determine the deemed fair value of our common stock, different amounts of stock-based compensation could have been reported.

                Pro forma information regarding net income (loss) attributable to common stockholders and net income (loss) per share attributable to common stockholders is required in order to show our net income (loss) as if we had accounted for employee stock options under the fair value method of SFAS No. 123, as amended by SFAS No. 148. This information is contained in Note 1 to our financial statements. The fair values of options and shares issued pursuant to our option plan at each grant date were estimated using the Black-Scholes option pricing model.

Results of Operations

                The following table presents our historical operating results for the periods indicated as a percentage of net sales:

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005

Net Sales	100%	100%	100%	100%	100%
Gross Profit	7	11	19	20	18
Operating Expenses:
General & Administrative	30	19	13	13	13
Sales & Marketing	3	4	4	4	4
Depreciation & Amortization	0	0	0	0	0
Total Operating Expenses	33	24	18	17	17
Profit (Loss) from Operations	(26)	(12)	1	3	1
Interest income (expense), net	0	0	—	—	—
Net Loss	(26)	(12)	1	3	1

The following describes certain line items set forth in our statement of operations:

Net Sales. Substantially all of our net sales consist of jewelry sold via the Internet, net of returns. Historically, sales in the jewelry industry are seasonal and have been higher in the fourth quarter as a result of higher consumer spending during the December holiday season. However, due to the high growth rate of Bidz, our revenues exhibit little seasonality. We also generate net sales from Shipping and Handling, Commissions from Certified Merchants and Advertising Revenue.

The following table presents our sources or revenues for the periods indicated as a percentage of net sales.

	Year Ended December 31,
	2002	2003	2004

Net Sales
Merchandise sales	80%	83%	89%
Shipping & Handling	19%	16%	10%
Commissions	0%	1%	1%
Advertising	1%	0%	0%
Total Net Sales	100%	100%	100%

Gross Profit. Our gross profit consists of net sales less the cost of sales. Our cost of sales consists of the cost of merchandise sold to customers, inbound and outbound shipping costs, insurance on shipments and transaction fees associated with credit card and paypal payments.  Our gross profit has fluctuated historically based primarily on our product acquisition costs, product mix and pricing decisions.

General and Administrative Expenses. Our general and administrative expenses consist primarily of payroll and related benefit costs for our employees. These expenses also include fulfillment, customer service and technology, as well as professional fees, other general corporate expenses and stock-based compensation consisting substantially of stock option grants and stock grants to employees and consultants.  See, Note 7 and 8 to our audited financial statements.

Sales & Marketing  Expenses. Our marketing expenses consist primarily of costs associated with paid search engines, email campaigns and contextual marketing.

Comparison of Three Months Ended March 31, 2005 to Three Months Ended March 31, 2004

Net Revenues

Net revenues increased 39% to $20.7 million in the three months ended March 31, 2005 from $14.9 million in three months ended March 31, 2004.  This increase in net revenues was due primarily to the increase in registered buyers at our website and growth in demand for our jewelry products.

The Company expects net revenues to grow by at least 25% over the next 12 months based on increased customer demand for its products. This compares to growth of 37% in net revenues for both the 2004 and 2003 fiscal years.

Gross Profit

Gross profit increased 25.5% to $3.7 million in three months ended March 31, 2005 from $3.0 million in three months ended March 31, 2004.  The increase in gross profit in first quarter 2005 primarily resulted from an increases in sales volume which rose  by 39% from three months ended 2004 to the three months ended March 31, 2005.  However, gross profit as a percentage of net sales was 18% for the three months ended March 31, 2005  compared to 20% for the three months ended March 31, 2004. The decrease in gross profit margin as a percentage of net sales resulted primarily from technical issues encountered in first quarter 2005. As of December 31, 2004, we had 7 personnel on our technology and development staff.  We have expanded the technology and development staff significantly in 2005 to 17 personnel in first quarter 2005 to improve our technology platform and add new features and functionality to our service.

The Company expects gross profit margins to be in the 20% range over the next 12 months as it continues to actively manage to target its profit margins at 20%.

General and Administrative Expenses

General and administrative expenses increased 33.5% to $2.6 million in the three months ended March 31, 2005 from $1.9 million in three months ended March 31, 2004. The increase in general and administrative expenses was due primarily to a $0.4 million increase in  payroll and payroll related expenses and $0.2 million increase in professional fees consisting of audit, accounting and legal expenses.  The increase in payroll and payroll related expenses is mainly from the expansion of staffing in technology and development. The increase in professional fees related to the additional work required to comply with the registration requirements under the Securities Exchange Act of 1934, pursuant to which this Registration Statement was filed.

The Company expects general and administrative expenses to grow by about 20% over the next 12 months as it incurs more expenses to grow the net revenues.

Sales & Marketing Expenses

Sales and marketing expenses increased 76.1% to $0.9 million in the three months ended March 31, 2005 from $0.5 million in the three months ended March 31, 2004. The increase is greater than the rate of growth in net revenues as the cost of marketing has increased due to greater overall demand for online advertising. The expenses consist primarily of paid website searches, contextual marketing, email marketing and affiliate programs.

The Company expects sales and marketing expenses to grow by about 25% over the next 12 months in line with the 25 % growth in net revenues.

Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003

Net Sales

Net sales increased 37% to $65.3 million in 2004 from $47.7 million in 2003. This increase in net sales was due primarily to the increase in registered buyers at our website and growth in demand for our jewelry products.

Gross Profit

Gross profit increased 123.7% to $12.3 million in 2004 from $5.5 million in 2003. The increase in gross profit in 2004 primarily resulted from increases in gross margins and in sales volume. Gross profit as a percentage of net sales was 18.8% and 11.5% in 2004 and 2003, respectively. The increase in gross profit as a percentage of net sales resulted primarily from a shift in top line growth to a more balanced top line and gross profit growth in the third quarter of 2003. The Company intends to grow top line only if gross profits are maintained to ensure bottom line profitability.

General and Administrative Expenses

General and administrative expenses increased 13.7% to $8.6 million in 2004 from $7.5 million in 2003. The increase in general and administrative expenses in 2004 was due primarily to a $0.4 million increase in  payroll and payroll related expenses and $0.5 million increase in professional fees consisting of audit, accounting and legal expenses.  Stock-based compensation expenses decreased 86.6% to $0.2 million in 2004 from $1.7 million in 2003 primarily due to a reduction in stock options issued, stock options issued at an exercise price equal to fair market value and amortization of deferred stock compensation. Stock options issued in 2003 were at a 25% discount to fair market value resulting in a substantial charge to expenses.

Sales & Marketing Expenses

Sales and marketing expenses increased 29.7% to $2.5 million in 2004 from $2.0 million in 2003. This is in line with the growth in net sales. The expenses consist primarily of paid website searches, contextual marketing, email marketing and affiliate programs.

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002

Net Sales

Net sales increased 37% to $47.7 million in 2003 from $34.8 million in 2002. This increase in net sales was due primarily to the increase in registered buyers at our website and growth in demand for our jewelry products.

Gross Profit

Gross profit increased 122.4% to $5.5 million in 2003 from $2.5 million in 2002. The increase in gross profit in 2003 primarily resulted from increases in gross margins and in sales volume. Gross profit as a percentage of net sales was 11.5% and 7.1% in 2003 and 2002, respectively. The increase in gross profit as a percentage of net sales resulted primarily from an emphasis to improve gross margins in the third quarter of 2003.

General and Administrative Expenses

General and administrative expenses increased 29.2% to $7.5 million in 2003 from $5.8 million in 2002. The increase in general and administrative expenses in 2003 was due primarily to a $1.4 million increase in  payroll and payroll related expenses and $0.3 million increase in office and warehouse lease rental expenses.  Stock-based compensation expenses decreased 61.7% to $1.7 million in 2003 from $4.5 million in 2002 primarily due to a reduction in stock options issued, common stock issuance to consultants and amortization of deferred stock compensation.

Sales & Marketing Expenses

Sales and marketing expenses increased 83.0% to $2.0 million in 2003 from $1.1 million in 2002. The Company concentrated on growing the registered buyer base in 2003. The expenses consist primarily of paid website searches, contextual marketing, email marketing and affiliate programs.

Liquidity and Capital Resources

Since inception, we have funded our operations through the sale of equity securities and cash generated from operations. The significant components of our working capital are inventory and liquid assets such as cash and accounts receivable, reduced by accounts payable and accrued expenses. Our business model contains beneficial working capital characteristics. While we collect cash from sales to customers within several business days of the related sale, we typically have extended payment terms with our suppliers.

As of December 31, 2004 and March 31, 2005, we had a working capital deficit of ($2.2) million and ($1.9) million, respectively, and have no short or long-term debt obligations. The working capital characteristics of our business model has allowed the Company to grow  rapidly even with a working capital deficit since 2001.  As of May 31, 2005, we had net cash of $3 thousand.

Net cash provided from operating activities was $0.5 million in the three months ended March 31, 2005 compared to net cash used of ($0.7) million in the three months ended March 31, 2004.  The Company recorded a net income of $0.243 million in the three months ended March 31, 2005 compared to $0.518 million in the three months ended March 31, 2004. The decrease in profitability results mainly from the decrease in gross profit margins to 18% in the three months ended March 31, 2005 from 20% in the three months ended March 31, 2004.

Net cash used for operating activities was ($2.1) million, ($1.8) million and ($8.9) million in 2004, 2003 and 2002, respectively. Net cash is affected mainly by changes in net income and loss, inventories and accounts payable. The Company recorded a net income of $0.8 million in 2004, a net loss of ($5.8) million in 2003 and ($9.1) million in 2002. The improvement in profitability results mainly from the improved gross profit margins of 19%, 12% and 7% in 2004, 2003 and 2002, respectively. The inventories and accounts payable of the Company will increase in line with sales growth and change in accordance with the inventory strategy of the Company; the level of inventory depends on the Company’s ability to secure attractive inventory.

The increase in cash provided from operating activities in the three months ended March 31, 2005 as compared to three months ended March 31, 2004 was $1.2 million. For the three-months ended March 31, 2005 inventories decreased by $1.5 million compared to an increase of $2.3 million in the three months ended March 31, 2004.  Accounts Payable decreased by ($0.7) million in the three months ended March 31, 2005 compared to an increase of $1.9 million in the three months ended March 31, 2004. The increase in cash used in operating activities in 2004 as compared to 2003 was ($0.3) million. Inventories increased by $4.9 million in 2004 compared to a decrease of ($3.1) million in 2003. Accounts Payable increased by $2.5 million in 2004 compared to an increase of $0.2 million in 2003.

The decrease in cash used for operating activities in 2003 as compared to 2002 was $7.1 million. Net loss was ($5.8) million in 2003  compared to ($9.1) million in 2002. Inventories decreased by ($3.1) million in 2003 compared to an increase of $8.3 million in 2002. Accounts Payable increased by $0.2 million in 2003 compared to an increase of $1.0 million in 2002.

The “bank overdraft” reflected in the Balance Sheets is a result of cash less post-dated checks outstanding. It is customary for the Company’s vendors to accept post-dated checks as extended payment for purchases of merchandise. The Company does not maintain a bank overdraft facility, as the post-dated checks are not presented for payment until the date posted on the check.  This arrangement has worked well for the Company and the Company has not encountered any unanticipated cash draws by issuing post dated checks during the three months ended March 31, 2005 and in the fiscal years 2004, 2003 and 2002.

Net cash used in investing activities was $0.049 million in the three months ended March 31, 2005 compared to $0 in the three months ended March 31, 2004. Shares of common stock valued at $0.125 million were issued to acquire software in the three months ended March 31, 2004. Net cash used in investing activities was $0.035 million, $0.232 million and $0.213 million in 2004, 2003 and 2002, respectively, and was primarily related to capital expenditures for our office equipment and technology system infrastructure, including software.

                Net cash used for financing activities was $0.3 million in the three months ended March 31, 2005 compared to net cash provided of $0.8 million in the three months ended March 31, 2004.  This is primarily related to changes in bank overdraft.  Net cash used to reduce bank overdraft was $0.3 million in three months ended March 31, 2005 compared to net cash provided by bank overdraft of $0.8 million in three months ended March 31, 2004.

                Net cash provided by financing activities was $2.2 million, $2.0 million and $9.0 million in 2004, 2003 and 2002, respectively and primarily related to changes  in bank overdraft and net proceeds from issuance of common stock. Net cash provided by bank overdraft was $2.3 million in 2004 and $5.1 million in 2002 respectively. Net cash of  $0.9 million was used to reduce bank overdraft in 2003. Net cash proceeds from issuance of common stock were $0, $3.0 million and $4.8 million in 2004, 2003 and 2002, respectively.

                The following table presents the Company’s contractual obligations as of March 31, 2005, over the next five years and thereafter:

Payments by Period
(in thousands)

		Less
	Total	Than	1-3	4-5	After 5
	Amount	1 Year	Years	Years	Years
Employment agreements	620	240	380	—	—
Property Lease	3,926	830	1,729	1,367	—

Total Contractual Cash Obligations	4,546	1,070	2,109	1,367	—

Due the working capital deficits, the Company cannot be certain that anticipated revenues from operations will be sufficient to satisfy its ongoing capital requirements. Management’s belief is based on the Company’s operating plan, which in turn is based on assumptions that may prove to be incorrect.  If the Company’s financial resources are insufficient the Company may require additional financing in order to execute its operating plan and continue as a going concern.  The Company cannot predict whether this additional financing will be in the form of equity, debt, or another form. The Company may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all.  In any of these events, the Company may be unable to implement its current plans for expansion, repay its debt obligations as they become due or respond to competitive pressures, any of which circumstances would have a material adverse effect on its business, prospects, financial condition and results of operations.  See, Risks Related to our Equity and Item 10.  Recent Sales of Unregistered Securities.

There are also substantial uncertainties associated with the Company’s violations of federal and state securities laws in connection with its prior equity offerings.  These uncertainties include whether the SEC and/or state regulators will take action against the Company and whether and to what extent the Company’s shareholders will assert claims against the Company for rescission of their investments in the Company, the principal cash amount of which exceeded $20.5 million and non-cash amount of which exceeded $5.5 million.  The Company intends to address these contingent liabilities by seeking financing in order to offer rescission to all of its investors.  It is not likely, however, that the Company will secure the financing required for a full rescission offer until and unless the SEC takes some final action with respect to the foregoing violations.  Moreover, the Company has not approached state securities commissioners in the states in which the Company’s investors reside.  Consequently, there is substantial uncertainty concerning what action the SEC and state regulators may take against the Company and what effect any such action will have on the Company’s business and its ability to obtain additional financing. See, Risk Factors - Risks Related to our Equity-Holders of  common stock issued by us in prior offerings are entitled to rescind their purchases and Item 10.  Recent Sales of Unregistered Securities.

If the Company is unable to secure the financing required for a rescission offer, any assertion by the Company’s shareholders of their legal claims against the Company will have a material adverse effect on the Company’s liquidity, its financial position and results of operation.  Even if the Company is successful in offering rescission to its shareholders, if, prior to the rescission offer, any shareholders who acquired their common stock in the Company’s offerings sells their common stock for less than the price at which they purchased their shares, they will be entitled to recover from the Company damages equal to the difference between their investment amount plus interest from the date of issuance and the value or price of the security at the time of its sale.  Because these shareholders will no longer own the Company’s common stock, the Company will not be able to extinguish these damage claims by offering to rescind the shareholder’s purchase of their common stock.

The probability that shareholders would assert a claim against the Company and the extent of the Company’s liability, if any, are contingent on a number of factors, including a shareholder’s desire to rescind his or her purchase, applicable legal precedent and statutes of limitation.  There are presently no claims by shareholders against the Company in a material amount, and management has no reason to believe that such claims will be made by its shareholders, provided that the market price that develops for the Company’s common stock is at least equal to the price at which the Company’s investors purchased their common stock and that the Company is successful in its attempt to make a rescission offer to its investors.  Based on the foregoing, management does not believe that assertion of such claims by the Company’s shareholders is probable.  Accordingly, no accruals for either potential amounts payable or reserves have been made at this time.  However, there can be no assurance that the SEC will promptly conclude an action, if any, against the Company or that the Company will be successful in securing the financing necessary for it to conduct a rescission offer.  An unfavorable outcome in either of these contingencies could have a material adverse impact on the Company’s financial position, results of operations, and cash flows.

Should these financing sources fail to materialize, management would seek alternate funding sources by requesting additional capital from major shareholders and/or the extension of credit from suppliers.  Management’s plan is to eventually access the public equity markets and seek asset based lines of credit to provide additional working capital for expansion. Management has also considered private venture capital funds and may sell additional equity, if required.

Assuming that the Company is successful in offering rescission to its investors, management intends to raise additional capital through the sale of equity or debt securities in order to satisfy its long-term plans for liquidity.  However, the Company cannot assure that additional financing will be available to it even if it is successful in offering rescission to its investors or, if available, that the terms will be satisfactory.

Off-Balance Sheet Arrangements.  The Company does not have any off-balance sheet arrangements as of March 31, 2005 that have or are reasonably likely to have a current or future material effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Impact of Inflation

The effect of inflation and changing prices on our operations was not significant during the periods presented.

Quantitative and Qualitative Disclosure About Market Risk

Market risk represents the risk of loss arising from adverse changes in market rates and foreign exchange rates.  We do not believe that a change in market interest rates would have a material effect on our results of operations or financial condition. Although we derive a portion of our sales outside of the United States, all of our sales are denominated in U.S. Dollars.  We have limited exposure to financial market risks, including changes in interest rates and foreign currency exchange rates.

                As a result of the risks of rescission discussed in item 10, we have market risk exposure to the trading price of our common stock. See, Risk Factors - Risks Related to our Equity - Holders of common stock issued by us in prior offerings are entitled to rescind their purchases.

Item 3.            Properties.

                We lease a facility of approximately 50,000 square feet in Culver City, California, which serves as our corporate headquarters as well as our warehouse.  Our lease expires in October 2009.  We expect that our current facility will permit adequate expansion through 2009, according to our growth projections.

Item 4.            Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our common stock, at May 31, 2005 for: (i) each person who we know beneficially owns more than 5% of our common stock; (ii) each of our directors; (iii) each of our named executive officers; and (iv) all of our directors and executive officers as a group. As of May 31, 2005, there were 23,312,500 shares of common stock outstanding.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Bidz.com, Inc., 3562 Eastham Drive, Culver City, California 90232.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.  Beneficial ownership representing less than 1% is denoted with an “*.”

Name and Address of Beneficial Owner	Title of Stock	Number of Shares(1)		Percent of Shares	Percent of Fully Diluted Voting Power(2)
5% Shareholders

Saied Aframian c/o Los Angeles Jewelers Inc., 640 S. Hill St. Suite #354, Los Angeles, CA 90014	Common	1,200,000		5.1%	3.9%

Directors and Executive Officers

Garry Itkin 13355 Mulholland Drive Beverly Hills, CA 90210	Common	680,000		2.9%	2.2%

David Zinberg	Common	9,542,343		32.6%	30.6%

Marina Zinberg	Common	7,707,657		33.1%	24.7%

Lawrence Kong	Common	500,000	(3)	2.1%	1.6%

Claudia Liu	Common	175,000		*	*

Anatoli Lau	Common	100,000		*	*

Directors and Executive Officers as a group (4 persons — Garry Itkin, David Zinberg, Marina Zinberg and Lawrence Kong)	Common	18,430,000		62.3%	59.1%

* Represents beneficial ownership of less than 1% of the outstanding shares of common stock.

(1) Includes shares of common stock issuable upon the exercise of options, which, as of May 31, 2005 were unexercised but were exercisable within a period of 60 days from that date. These amounts include the following number of shares of common stock for the following individuals:

Gary Itkin, 660,000 shares and 20,000 options
David Zinberg, 3,542,343 shares and 6,000,000 options
Marina Zinberg, 7,707,657 shares
Lawrence Kong, 250,000 shares and 250,000 options
Claudia Liu, 175,000 options
Anatoli Lau, 100,000 options

(2) Assumes the exercise of all vested options.

(3) All share options issued to date vest on the date of grant.

Item 5.                                   Directors and Executive Officers

                Our executive officers, significant employees and directors, and their ages and positions, are as follows:

Name	Age	Position
David Zinberg	47	Chief Executive Officer, President and Chairman of the Board
Lawrence Kong	44	Chief Financial Officer and Director
Garry Y. Itkin (1)	44	Director
Marina Zinberg	43	Vice President and Corporate Secretary
Anatoli Lau	34	Chief Technical Officer
Claudia Liu	44	Vice President of Operations

______________________

(1)                  Member of the Audit Committee

                The directors will hold office until the next Annual Meeting of Shareholders, or until their successors are elected and qualified.  The officers serve at the discretion of the Board of Directors.

                David Zinberg founded Bidz.com and has served as our Chief Executive Officer, President, and the Chairman of our Board of Directors since our inception in November 1998 and was the corporate Secretary of the Company from its inception until March 31, 2001. From 1988 to 1997 Mr. Zinberg was the Chief Executive Officer of Asset Lenders of America (our predecessor and formerly known as Union Pawn), a collateral lending and bail bond company.  Mr. Zinberg is the brother of Marina Zinberg, the Vice President and Corporate Secretary of the Company.

                Lawrence Y. Kong has served as our Chief Financial Officer and Controller since January 2, 2001 and a Director since July 2003.  Mr. Kong earned a Bachelor of Science in Accounting (summa cum laude) from the University of South Alabama in June 1982 and a Masters of Business Administration in Finance from the University of Chicago in June 1984.  Mr. Kong passed the Certified Public Accountant examination (State of Illinois) in 1983 and is a member of the American Institute of Certified Public Accountants.  Mr. Kong is a Certified Director after successfully completing the Directors Training Program in May 2004 at the University of California Anderson Graduate School of Business, Los Angeles..  Mr. Kong is the husband of Ms. Liu.

                Garry Y. Itkin has served as a director since July 2003. Mr. Itkin has served as the Chief Executive Officer of AFB Trading One, Inc., a distillery in Los Angeles, California, since September 1999.  Mr. Itkin holds a Bachelor of Arts in Business Administration and an Masters of Business Administration from Pepperdine University.

                Marina Zinberg has been a Vice President since our inception in November 1998 and Corporate Secretary of the Company since March 2001.  Marina Zinberg is the sister of David Zinberg, the President and Chairman of the Board of Directors of the Company.

                Claudia Liu has been our Vice President of Operations since November 2002.  From October 2001 to November 2002, she was our Billing Manager.  From January 1998 to May 2001, Ms. Liu was a company director and general manager of Cybertowers Pte Ltd., a public company on the Kuala Lumpur Stock Exchange in Mayalasia that specialized in satellite tracking systems.  Ms. Liu managed a team of technical and business professionals in developing business solutions, established an “Automatic Vehicle Location (AVL) System” real-time management system, and managed budget analysis, costing, purchasing, human resources, and business operations.  Ms. Liu received a Bachelor Degree in Social Science from Sheng Cheng University in Taipei in 1985.  She also received Associate of Arts in Accounting and Social Behavior from Citrus City College in California in 1989. Ms. Liu is the wife of Mr. Kong.

                Anatoli Lau has been our Chief Technical Officer since August 2001.  From March 2001 until he joined the Company, Mr. Lau worked for ABS Consulting Group, a technology consulting company, as a Senior Software Developer.  From December 1999 to April 2001, he worked as a software engineer for Globinet E-Commerce Technologies, designing web sites and developing Internet shopping programs and programs for access through the

Internet to SQL servers with ASP and CGI technology.  Mr. Lau received a Bachelor of Science in Electronics from the College of Electronics in Pawlodar, Kazakhstan in 1988.  He received a Masters of Science in Computer Science from Tomsk States University of Control Systems and Radio Electronics in Tomsk, Russia in 1992.

Item 6.            Executive Compensation

                The following summary compensation table sets forth information concerning compensation earned during the year ended December 31, 2004 by our Chief Executive Officer and our four other most highly compensated executive officers. We refer to these executives collectively as our “named executive officers.”

Summary Compensation Table

Annual Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($) (1)	Securities Underlying Options (#) (2)	Long-Term Compensation Awards	All Other Compensation (3)
David Zinberg Chairman of the Board, Chief Executive Office and President	2004 2003 2002	240,000 240,000 14,000	280,000 200,000 300,000	18,444 24,385 32,527	6,000,000 — —	— — —	292 1,116 1,116
Lawrence Kong Chief Financial Officer and Director	2004 2003 2002	120,000 120,000 120,000	80,000 80,000 —	— — —	— 250,000 —	— —	—
Anatoli Lau Chief Technology Officer	2004 2003 2002	90,800 75,000 66,667	— — —	— — —	— — 100,000	— —	—
Marina Zinberg Vice President and Corporate Secretary	2004 2003 2002	74,500 72,000 72,000	— — —	— — —	— — —	— —	—
Claudia Liu Vice President of Operations	2004 2003 2002	73,750 49,667 41,000	— — —	— — —	— 100,000 75,000	— —	—

(1)                  Rental and auto expenses.

(2)                  Options granted to purchase shares of our common stock.

(3)                  Represents premiums paid for insurance benefits.

                The Board of Directors makes all decisions regarding the compensation of executive officers.  The Board has not adopted formal principles or guidelines regarding executive compensation.  Beginning in 2005, the Board will approve all compensation of the Chief Executive Officer and all other executive officers.

Stock Options

                The following table sets forth certain information with respect to stock options granted to each of our named executive officers during the year ended December 31, 2004, including the potential realizable value, which is the exercise price before taxes associated with exercise, over the entire term of the options assuming options are exercised at the end of their terms, based on assumed annual rates of stock appreciation of 5% and 10%, compounded annually, and based on the fair market value on the date of grant as determined by the compensation committee of our board of directors. These assumed rates of appreciation comply with the rules of the SEC and do not represent our estimate of future stock prices. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock.

                All options granted to our named executive officers are granted under our Stock Option Plans, with the exception of the 6 million options granted to Mr. Zinberg. These options are exercisable immediately.

                The exercise price per share of each option granted in 2004 was equal to or greater than the fair market value of the underlying common stock as determined by our board of directors on the date of the grant.

Option Grants in 2004

Individual Grants
	Number of		Percent of			Potential Realizable Value at
	Securities		Total Options	Exercise or		Assumed Annual Rates of Stock
	Underlying		Granted to	Base Price		Price Appreciation for Option
	Options		Employees in	Per Share	Expiration	Term (2)
Name	Granted (#)		2004	($/Sh)	Date	5% ($)	10% ($)
David Zinberg	6,000,000	(1)	98%	6.00	5/20/11	$12,243,443	27,776,196
Lawrence Kong	—		—	—	—	—	—
Anatoli Lau	—		—	—	—	—	—
Marina Zinberg	—		—	—	—	—	—
Claudia Liu	—		—	—	—	—	—

(1)                  The grant of 6,000,000 options to David Zinberg is in consideration of his services to the Company.

(2)                  There was no public trading market for our common stock as of December 31, 2004. Accordingly, these values have been calculated based on the last private offering price of $6.00 per share, minus the exercise price, multiplied by the number of shares issued upon the exercise of the option.

(3)                  No price appreciation of common stock estimated for the first year of the option term for David Zinberg.

                The following table sets forth option exercises during 2004 and the number of shares of our common stock subject to vested and unvested stock options held by each of our named executive officers as of December 31, 2004.

Aggregated Option Exercises in Year Ended December 31, 2004
and Year-End Option Values

	Number of Shares Acquired in	Value	Number of Securities Underlying Unexercised Options at Year-End		Value of Unexercised In-The-Money Options at Year-End(1)
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
David Zinberg	0	—	6,000,000	0	0	0
Lawrence Kong	0	—	250,000	0	375,000	0
Anatoli Lau	0	—	100,000	0	225,000	0
Marina Zinberg	0	—	0	0	0	0
Claudia Liu	0	—	175,000	0	318,750	0

(1)                  There was no public trading market for our common stock as of December 31, 2004. Accordingly, these values have been calculated based on the last private offering price of $6.00 per share, minus the exercise price, multiplied by the number of shares issued upon the exercise of the option.

Employment Agreements with Executive Officers

                On November 1, 2002, we entered into an employment agreement with David Zinberg, our Chief Executive Officer and President. The agreement provides for an initial term of 5-years beginning on November 1, 2002 and ending on October 31, 2007, with automatic annual extensions unless terminated the company or Mr. Zinberg upon 60 days prior written notice from the anniversary of the commencement date. The agreement also provides for an annual base salary of $240,000, discretionary bonuses and stock options to purchase our common stock.

                The agreement may be terminated by (i) mutual written consent of the parties, (ii) Mr. Zinberg in his sole discretion for a material breach by the company of this agreement, (iii) the company for cause (as defined below) or (iv) upon the death or complete physical and/or mental disability of Mr. Zinberg. In the event of termination of this agreement for cause by the company, Mr. Zinberg will be entitled to any remaining base salary through the effective date of the termination plus any benefits under other bonus or stock plans or programs in which he has a vested interest at the time of his termination and all unvested stock options owned by Mr. Zinberg will automatically vest.  In the event we terminate Mr. Zinberg’s employment for reasons other than those set forth above, he will be entitled to a lump sum payment equal to the sum of his entire remaining annual base salary and any accrued but unpaid bonus through the end of the term of the agreement, all unvested stock options owned by him at such time will immediately vest, and no severance will be deemed to have occurred under any of our then existing stock option plans or agreements.

                For purposes of this agreement, “termination for cause” means termination of Mr. Zinberg’s employment by us due to (i) his conviction of, or the entry of a pleading of guilty or nolo contendre to, a felony or crime involving moral turpitude, (ii) his failure to comply with any material provisions of his employment agreement that results in material damage to us, (iii) his commission of an act of fraud, (iv) an act by which he receives a material improper benefit, (v) a breach of his fiduciary duties to the company or (vi) his imparting of confidential information of the company.

                As long as this agreement is in effect, Mr. Zinberg agrees not to engage in any business or trade which competes with our business or trade anywhere in the world in which we are then carrying on our business or trade. During his employment with us and at all times following his termination of employment with us for any reason, Mr. Zinberg agrees to maintain in strictest confidence all confidential information of the company, its successors and assigns: non-solicitation provision.

                There are no employment agreements with any of the Company’s other executive officers.

Board of Directors and Committees

                As of March 31, 2005, our Board of Directors was comprised of 3 members and consist of 2 members from management and 1 independent director, who chairs the audit committee. We plan to form a compensation committee and governance committee when we retain more independent directors to join the Board of Directors.

Director Compensation

                We currently pay our non-employee director an annual retainer of $8,000. We also pay our non-employee director $1,000 for each committee meeting attended. We also reimburse certain expenses incurred by the directors. Non-employee directors may be granted options pursuant to our Stock Option Plans. We may, in our discretion, grant additional stock options and other equity awards to our non-employee directors from time to time.

Item 7.            Certain Relationships and Related Transactions

Transactions with Management and Stockholders Holding More Than 5% of Our Outstanding Common Stock

                Relationship with Los Angeles Jewelers

                Los Angeles Jewelers, Inc. was one of the first suppliers to extend the Company with a line of credit to purchase its inventory in 2001. The relationship with LA Jewelers has grown significantly from extending credit of about $500,000 in 2001 to about $5 million in 2004. In the year ended December 31, 2004 and the three months ended March 31, 2005, Los Angeles Jewelers supplied approximately 34% and 46%, respectively, of the merchandised purchased by us. One of the owners of Los Angeles Jewelers, Saied Aframian, owns 1,200,000 shares of common stock as of May 31, 2005.

                Loans to Directors or Executive Officers

                In 2004, we advanced to Mr. Zinberg an aggregate of $172,661, which has since been repaid as of December 31, 2004.  We do not have any outstanding loans to any of our directors or executive officers.

Indemnification Agreements

We have entered into an indemnification agreement with David Zinberg and intend to enter into indemnification agreements with each of our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under California law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Item 8.            Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business.  Our operations are subject to federal, state and local laws and regulations. See, Risk Factors - Risks Related to our Equity -Holders of  common stock issued by us in prior offerings are entitled to rescind their purchases and Item 10.  Recent Sales of Unregistered Securities.

Item 9.                                   Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

There is no established public trading market for any of the Company’s securities.  As of March 31, 2005, the number of shares of our common stock that is subject to outstanding options or warrants to purchase common stock is 7,700,000.  As of March 31, 2005, there were 23,312,500 shares of common stock outstanding.  Of these shares, approximately 9,027,000 shares are eligible for sale pursuant to Rule 144 under the Securities Act of 1933.  We have not agreed to register any shares under the Securities Act of sale by our security holders.

Holders

As of March 31, 2005, there were 1,132 holders of record of our common stock and no holders of record of our Class B common stock.  As of March 31, 2005, we had 97 holders of stock options exercisable for shares of our common stock.

Dividends

We have never declared or paid cash dividends on our common stock.  We anticipate that in the future we will retain any earnings for the development and operation of our business.  Accordingly, we do not anticipate declaring or paying any cash dividends in the foreseeable future.  Please also review Item 11 “Description of Registrant’s Securities to be Registered” herein.

Equity Compensation Plan Information

The following table provides information as of March 31, 2005 with respect to the shares of our common stock that may be issued under our existing stock incentive plans.

		(a)	(b)	(c)
Plan Category	Title of Stock	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under stock incentive plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders
Equity compensation plans not approved by security holders	Common	1,675,000	$4.12	725,000

Stock Option Plans

2001 Stock Option Plan

                The Plan is effective as of January 24, 2001 and will terminate on January 24, 2011, except with respect to options then outstanding under the Plan.  The aggregate number of shares of our common stock which may be issued under the Plan is 900,000 shares.  As of March 31, 2005, there were 725,000 shares available under the Plan..  The purpose of the Plan is to provide performance and retention incentives to our directors, executive officers, employees and key consultants by providing those persons with a proprietary interest in the company’s long-term growth and financial success. The Plan is administered by a Committee appointed by our Board of Directors, which includes members of our Compensation Committee.

                Options granted under the Plan may be incentive stock options or non-qualified stock options.  The exercise price of each option will be determined on the date of the grant.  However, the exercise price cannot be less than 110% of the fair market value of the common stock if the option holder is a ten percent stockholder or 100% of the fair market value of the common stock if the option holder is any other person.  Except for those granted to directors, executive officers and key consultants, options granted under the Plan may be exercised at a rate of no less than 20% per year over five years from the date of grant.

                Vesting requirements, performance thresholds and other terms and conditions of options granted under the Plan will be determined and approved by the Committee and the Board of the Directors of our company.  Each option will terminate on the date provided for in the grant or pursuant to provisions of the Plan.

2002 Special Stock Option Plan

                The Plan is effective as of December 15, 2002 and will terminate on December 15, 2012, except with respect to options then outstanding.  The Plan authorizes the grant of up to 1,500,000 stock options to purchase 1,500,000 shares of our common stock.  Options to acquire all 1,500,000 shares have been issued, and there remain no shares available under the Plan.  The purpose of the Plan is to provide performance and retention incentives to our directors, executive officers, employees and key consultants by providing those persons with a proprietary interest in the company’s long-term growth and financial success.  The Plan is administered by a Committee appointed by our Board of Directors, which includes members of our Compensation Committee.

                Vesting requirements, performance thresholds and other terms and conditions of options granted under the Plan will be determined and approved by the Committee and the Board of the Directors of our company.

Item 10.         Recent Sales of Unregistered Securities

From inception, in 1999, and in 2000, 2001, 2002 and mid-2003, the Company raised over $20.5 million in gross equity capital offering and selling its common stock in the following approximate amounts for each year: in 1999, 978,070 shares at $4 per share; in 2000, 1,198,191 shares at $4  per share; in 2001, 580,621 shares at $4 and $5 per share (or a weighted average price of $4.47 per share); in 2002 1,051,924 shares at $5 per share; and in 2003, 753,262 shares at $5 and $6 per share (or a weighted average price of $5.26 per share).  The Company sold these shares to about 830 investors.  The persons associated with the Company who solicited these investors were not licensed as broker-dealers in any state or with the U.S. Securities and Exchange Commission (“SEC”).

The Company also issued shares of common stock in exchange for services and other non-cash consideration valued in excess of $5.5 million in the following approximate amounts for each year:  in 1999, 57,500 shares at $4 per share; in 2000, 100,000 shares at $4  per share; in 2001, 585,700 shares at $4.09 per share; in 2002 445,774 shares at $5 per share; in 2003, 18,673 shares at $5.60 per share; and in 2004, 28,544 shares at $5 per share.  The Company issued these shares to about 30 persons or entities.  The Company also issued the options to purchase common stock in the following amounts:    in 1999, options to purchase 0 shares; in 2000, options to purchase 0 shares; in 2001, options to purchase 0 shares; in 2002, options to purchase 1,332,000 shares at $3.75 per share were granted to approximately 125 individuals; in 2003, options to purchase 485,500 shares at $4.50 per share were granted to approximately 73 individuals; and in 2004, options to purchase 6,162,000 shares at $6 per share were granted to approximately 50 individuals.  None of these options has been exercised.

These offers and sales of the common stock and options to purchase common stock  were not registered under the federal and state securities laws, but were issued in reliance upon exemptions from such registration under Section 4(2) of the Securities Act of 1933, as amended (the “1933 Act”), and Rule 506 of Regulation D promulgated thereunder.  Similarly, in employing persons who were not licensed as broker-dealers, the Company relied on certain exemptions from the broker-dealer licensing requirements of the Securities Exchange Act of 1934 Act, as amended (the “1934 Act”) and of state securities laws.

Since conducting these offers and sales of common stock and options to purchase common stock, the Company determined that it did not comply with the exemptions from registration under the 1933 Act and similar provisions of laws in each state in which the Company’s investors reside, because certain of the Company’s employees who solicited investors engaged in a “general solicitation” of securities.  In addition, these employees were required to be licensed as broker-dealers with the SEC and various states, but they were not so licensed. The Company also determined that because investors did not receive information regarding the Company’s potential liability for these violations of federal and state securities laws, the common stock was issued to persons who failed to receive adequate information under federal and state securities laws.  In such situations a number of remedies may be available to regulatory authorities and the investors who purchased common stock in those offerings, including, without limitation, a right of rescission, civil penalties, seizure of our assets, a restraining order or injunction, and a court order to pay restitution and costs.  As a result, the investors in and other holders of the Company’s common stock are entitled to return their shares to the Company and assert a legal claim to receive back from the Company the full price they paid, plus interest.  In the event that a rescission by all of the Company’s shareholders were to occur, the Company would be liable for the $20.5 million it received in exchange for its common stock, in addition to interest of approximately $7.3 million through December 31, 2004.  The Company may also be liable for the $5.5 million of services rendered and property exchanged in consideration for the issuance of common stock, in addition to interest of approximately $1.8 million through December 31, 2004.

Accordingly, the Company is subject to potential liabilities, including penalties and fines, under the 1933 Act, the 1934 Act, the regulations thereunder and applicable state securities laws.  Both federal and state securities laws also provide remedies to investors for such violations, which remedies include rescission, or a right to recover the investment plus interest from the date of issuance of the security, and, if the investor no longer owns the security, damages equal to the difference between the investment amount plus interest from the date of issuance and the value or price of the security at the time of its sale.

The Company has reported these violations to the SEC who are presently investigating this matter.  The Company intends to seek financing in order to offer rescission to all of its investors.  It is not likely, however, that the Company will secure financing necessary for a full rescission offer until and unless the SEC takes some final action with respect to the foregoing violations. Moreover, the Company has not approached state securities commissioners in the states in which our investors reside.  Consequently, there is substantial uncertainty concerning what action the SEC and state regulators may take against the Company and what effect any such action will have on the Company’s business and its ability to obtain additional financing.

If the Company is unable to secure the financing required for a rescission offer, any assertion by the Company’s shareholders of their legal claims against the Company will have a material adverse effect on the Company’s liquidity, its financial position and results of operation.  Even if the Company is successful in offering rescission to its shareholders, if, prior to the rescission offer, any  shareholders who acquired their common stock in the Company’s offerings sells their common stock for less than the price at which they purchased their shares, they will be entitled to recover from the Company damages equal to the difference between their investment amount plus interest from the date of issuance and the value or price of the security at the time of its sale.  Because these shareholders will no longer own our common stock, the Company will not be able to extinguish these damage claims by offering to rescind the shareholder’s purchase of our common stock.

The probability that shareholders would assert a claim against the Company and the extent of the Company’s liability, if any, are contingent on a number of factors, including a shareholder’s desire to rescind his or her purchase, applicable legal precedent and statutes of limitation.  There are presently no claims by shareholders against the Company in a material amount, and management has no reason to believe that such claims will be made by its shareholders, provided that the market price that develops for the Company’s common stock is at least equal to the price at which the Company’s investors purchased their common stock and that the Company is successful in its attempt to make a rescission offer to its investors.  Based on current facts known to management at this time, management does not believe that assertion of such claims by the Company’s shareholders is probable. Accordingly, no accruals for either potential amounts payable or reserves have been made at this time.  However, there can be no assurance that the SEC will promptly conclude an action, if any, against the Company or that the Company will be successful in securing the financing necessary for it to conduct a rescission offer.  An unfavorable outcome in either of these contingencies could have a material adverse impact on the Company’s financial position, results of operations and cash flows.

Item 11.         Description of Registrant’s Securities to be Registered

This is a summary of all material terms and conditions of our capital stock.  As a summary, it is necessarily not complete, and you should read our certificate of incorporation and bylaws, copies of which have been filed as exhibits to this registration statement.

                General

Pursuant to our Articles of Incorporation, as amended and restated, we are authorized to issue two classes of capital stock.  The authorized capital stock consists of 75,000,000 shares of common stock, no par value, and 4,000,000 shares of preferred stock, no par value.  As of May 31, 2005, there were 23,312,500 shares of common stock (“Common Stock”) outstanding with 1,139 holders of record, and no shares of Class B common stock outstanding. No shares of preferred stock are outstanding.

Our Board of Directors has the authority to determine the number of shares, the designation of each series of preferred stock and common stock, respectively, and the rights, preferences and privileges of each such series of preferred stock and common stock prior to its issuance.

Voting Rights

The holders of Common Stock and Class B common stock are entitled to one vote for each share held of record on all matters on which the Company’s stockholders are entitled to vote and the holders of the Common Stock and Class B common stock as one class. Shareholders are entitled to cumulate their votes in the election of directors in accordance with sections 301.5 and 708 of the California Corporations Code.

Class B Common Stock

There are no shares of our Class B common stock outstanding as of March 31, 2005.

Dividends

The holders of Class B common stock are not entitled to receive any dividends.

Conversion

Each holder of Class B common stock may, at the holder’s sole discretion at any time after the issuance of the Class B common stock, convert any or all of his shares of Class B common stock into shares of Common Stock at a conversion rate of one share of Common Stock for each share of Class B common stock converted.  We do not have the right to require a conversion of any of the shares of Class B common stock.

The number of shares of Common Stock into which the Class B common stock is converted is subject to proportionate adjustment from time to time in the event (a) the Company subdivides or combines its outstanding shares of Common Stock into a greater or smaller number of shares, including stock splits and stock dividends payable in stock, rights or convertible securities, (b) the Company reorganizes or reclassifies its Common Stock, consolidates with or merges into another company, sells, conveys or otherwise transfers substantially all or all of its assets to another corporation, whereby securities or other assets are issuable or distributable to the holders of the outstanding shares of Common Stock upon the occurrence of any such event, or (c) the Company issues securities convertible into, or exchangeable for, shares of Common Stock, to the holders of its outstanding shares of Common Stock.

In order to exercise the conversion privilege, a holder of Class B common stock must provide us with written notice stating that such holder elects to convert one or more shares of Class B common stock and the number of such shares to be converted.  The notice must be accompanied by the certificate evidencing the shares of Class B common stock to be converted.  If less than all shares evidenced by such certificate are converted, we will issue a new certificate for the remaining shares of Class B common stock.  Shares of Class B common stock so converted will be deemed to have been converted immediately prior to the close of business on the date of receipt of such notice, even if our stock transfer books are at that time closed, and such holder will be treated for all purposes as the record owner of the shares deliverable upon such conversion as of the close of business on such date.

We will issue certificates for the shares of Common Stock into which the Class B common stock are converted  at no charge to the holder for any tax in respect of the issue thereof, except taxes, if any, on the income of the holder.  We will not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of the shares of Common Stock in any name other than that of the record holder.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of Class B common stock then outstanding will be entitled to share ratably in any distribution of assets according to their pro rata percentage of the total number of shares of Common Stock and Class B common stock outstanding on the date of the distribution.

Anti-Takeover Effects of Provisions in Our By-Laws and under California Law

Our By-Laws include provisions that may have the effect of delaying, deterring or preventing a change in control, even if a change in control would be beneficial to you.  For example, a special meeting of the stockholders may be called only by the President of the Company, the Secretary of the Company, the Chairman of the Board of Directors, the Board of Directors, or one or more stockholders holding not less than ten (10) percent of all shares entitled to vote at the meeting.  No other person may call a special meeting, including any stockholder who may want to call a special meeting to seek stockholder approval of a change-of-control transaction.

We will be subject to the provisions of Chapter 12 of the California General Corporation Law that may have certain anti-takeover effects.

Transfer Agent and Registrar

                The transfer agent and registrar for our common stock is Transfer Agent and Registrar Co., 10 Commerce Drive, Cranford, NJ 07016.

Item 12.         Indemnification of Directors and Officers

Pursuant to our Articles of Incorporation, as amended and restated, our By-Laws and Section 317 of the California General Corporations Code (the “Code”):

We are authorized to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by, or in the right of, the Corporation) by reason of the fact that such person is or was an agent of the Corporation, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner he or she reasonably believed to be in the best interests of the Corporation and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.  The termination of any proceeding by judgment, order, settlement conviction, or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that such person did not act in good faith and in a manner he or she reasonably believed to be in the best interests of the Corporation or that he or she had reasonable cause to believe that his or her conduct was unlawful.  We are further authorized to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action by, or in the right of, the Corporation to procure a judgment in its favor by reason of the fact that such person is or was an agent of the Corporation against expenses actually and reasonably incurred in connection with the defense or settlement of such action if he or she acted in good faith, in a manner he or she believed to be in the best interests of the Corporation, and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances.

For purposes of indemnification of directors and officers, “agent” includes any person who is or was a director, officer, employee or other agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or other agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of a foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a foreign or domestic corporation which was a predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation.  “Proceeding” includes any threatened, pending or completed action or proceeding, whether civil or criminal, administrative or investigative.  “Expenses” include attorneys’ fees and any expenses of establishing a right to indemnification.

We have no authority to indemnify (a) any claim, issue, or matter as to which such person has been adjudged to be liable to the Corporation in the performance of his or her duty to the Corporation, unless and only to the extent that the court in which such action was brought shall determine upon application that, in view of all the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for the expenses which such court shall determine, (b) any amount paid in settling or otherwise disposing of a threatened or pending action, without court approval, or (c) any expenses incurred in defending a threatened or pending action which is settled or otherwise disposed of without court approval.

To the extent that an agent of the Corporation has been successful on the merits in defense of any proceeding referred to above, or in defense of any claim, issue or matter therein, he or she will be indemnified against expenses actually and reasonably incurred in connection therewith.

Except as provided in Section 5.04 of our By-Laws and Section 317(d) of the Code, any indemnification shall be made by the Corporation only if authorized in the specific case, upon a determination that indemnification of the agent is proper under the circumstances because the agent has met the applicable standard of conduct, by any of the following:  (a) a majority vote of a quorum consisting of directors who are not parties to such proceedings, (b) approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon, or (c) the court in which such proceeding is or was pending upon application made by the Corporation, the agent, the attorney or other person rendering services in connection with the defense, whether or not such application by the agent, attorney or other person is opposed by the Corporation.

Expenses incurred in defending any proceeding may be advanced by the Corporation, the agent, the attorney or other person rendering services in connection with the defense, whether or not such application by the agent, attorney or other person is opposed by the Corporation.

We have no authority to indemnify or advance expenses, except as provided in Section 5.04 or Section 5.05(c) of our By-Laws and Section 317(d) or Section 317(e)(4) of the Code, in any circumstances where it appears that it would be inconsistent with a provision in our Articles of Incorporation, our By-Laws, a resolution of the shareholders or an agreement in effect at the time of the accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification, or where it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

We may purchase and maintain insurance on behalf of any agent of the Corporation against any liability asserted against or incurred by the agent in such capacity or arising out of the agent’s status as such whether or not the Corporation would have the power to indemnify the agent against such liability under our Articles of Incorporation, as amended and restated, and our By-Laws.

The indemnification provided for under our Articles of Incorporation, as amended and restated, and our By-Laws and Section 317 of the Code does not apply to any proceeding against any trustee, investment manager or other fiduciary of an employee benefit plan in his or her capacity as such, even though he or she may also be an agent of the Corporation as defined in our By-Laws and Section 317 of the Code.  However, such trustee, investment manager or other fiduciary of an employee benefit plan may be entitled to indemnification by contract or otherwise, which shall be enforceable to the extent permitted by applicable law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to agents of the Corporation, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Pursuant to our Articles of Incorporation, as amended and restated, and Section 309 of the California General Corporations Code (the “Code”):

We may eliminate the liability of our directors for monetary damages to the fullest extent permitted under Section 309 of the Code, subject to certain limitations in Section 204(a)(10) of the Code.

Item 13.         Financial Statements and Supplementary Data

See Item 15(a).

Item 14.         Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

Item 15.         Financial Statements and Exhibits

(a)           Financial Statements

                Bidz.com, Inc.

                Unaudited Financial Statements

                March 31, 2005 and 2004

                Audited Financial Statements

                December 31, 2004, 2003 and 2002

(b)           Exhibits

                See Exhibit Index

Bidz.Com, Inc.

Contents

Three Months Ended March 31, 2005, and 2004

Years Ended December 31, 2004, 2003 and 2002

Bidz.com, Inc.

Condensed Balance Sheet (Unaudited)

(In Thousands)
March 31,
2005
Assets

Current assets:
Cash	$9
Accounts receivable, net	602
Inventories, net of reserves of $338	9,215
Other current assets	562

Total current assets	10,388

Property and equipment, net	355

Intangible asset	150
Deposits	590

$11,483

Liabilities and Stockholders’ Deficit

Current liabilities:
Bank overdraft	$6,096
Accounts payable	4,167
Accrued expenses	904
Deferred revenue	1,103

Total current liabilities	12,270

Commitments and contingencies	—

Stockholders’ deficit:
Common Stock; no par value; authorized 50,000 shares; issued and outstanding 23,312 shares at March 31, 2005	28,814
Deferred stock-based compensation	(250)
Accumulated deficit	(29,351)

Total stockholders’ deficit	(787)

$11,483

The accompanying notes form an integral part of these financial statements.

Bidz.com, Inc.

Condensed Statements of Operations (Unaudited)

	(In Thousannds, except per share numbers)
	Three Months Ended
	March 31, 2005	March 31, 2004

Net revenues:
Merchandise sales and shipping	$20,628	$14,717
Commissions	91	164
Advertising	1	17

	20,720	14,898

Cost of revenues	16,975	11,914

Gross Profit	3,745	2,984

Operating expenses:
General and administrative	2,589	1,940
Sales and marketing	875	497
Depreciation and amortization	38	29

Total operating expenses	3,502	2,466

Income from operations	243	518

Other expense - Interest expense	—	—

Income before income taxes	243	518

Income taxes	—	—

Net income	$243	$518

Net income per share available to common shareholders — basic	$0.01	$0.02

Net income per share available to common shareholders — diluted	$0.01	$0.02

Weighted average number of shares outstanding — basic	27,411,137	27,479,415

Weighted average number of shares outstanding — diluted	27,940,695	28,040,548

The accompanying notes form an integral part of these financial statements.

Bidz.com, Inc.

Condensed Statements of Cash Flows (Unaudited)

	(In Thousands)
	Three Months Ended
	March 31,	March 31,
	2005	2004
Cash flows provided by (used for) operating activities:
Net income	$243	$518
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	38	29
Change in inventory reserve	29	(38)
Amortization of deferred stock-based compensation	50	50
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(41)	(171)
Inventories	1,489	(2,265)
Other current assets	(455)	(82)
Increase (decrease) in liabilities:
Accounts payable	(736)	1,915
Accrued expenses	(201)	(679)
Deferred revenue	44	(10)
Net cash provided by (used for) operating activities	460	(733)
Cash flows (used for) investing activities:
Capital expenditures	(49)	—
Cash flows provided by (used for) financing activities:
Increase (decrease) in bank overdraft	(407)	770
Payments for retirement of common stock	—	(43)
Net cash provided by (used for) financing activities	(407)	727
Net increase (decrease) in cash	4	(6)
Cash, beginning of period	$5	10
Cash, end of period	$9	$4

Supplemental disclosure of cash flow information:
Interest paid	$—	$—
Income taxes paid	$—	$—

Supplemental disclosure of non-cash investing and financing activities:
Stock issued for asset purchased	$—	$125

The accompanying notes form an integral part of these financial statements.

BIDZ.COM, INC.

NOTES TO FINANCIAL STATEMENTS

(NUMBERS IN THOUSANDS, EXCEPT FOR PER SHARE NUMBERS)

(UNAUDITED)

1.             Basis of Presentation and Nature of Business Operations

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.  These financial statements and related notes should be read in conjunction with the Company’s audited financial statements for the fiscal years ended December 31, 2004, 2003 and 2002 included in this Registration Statement.  In the opinion of management, these financial statements reflect all adjustments which are of a normal recurring nature and which are necessary to present fairly the financial position of Bidz.com, Inc. as of March 31, 2005 and the results of operations for the three-month periods ended March 31, 2005 and 2004 and the cash flows for the three-month periods ended March 31, 2005 and 2004.  The results of operations for the three months ended March 31, 2005 are not necessarily indicative of the results, which may be expected for the entire fiscal year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern.  Although the Company has reported net income of $771 for the year ended December 31, 2004 and $243 for the three months ended March 31, 2005, the Company has reported a working capital deficit of $1,882 and accumulated deficit of $29,351 as of March 31, 2005.

Management has raised funds through the sale of its stock in private placements taking place during the period from 2001 to 2003 that it believes will be sufficient to provide the Company with the ability to continue in existence. Through March 31, 2005, the Company has not been able to generate sufficient sales from its operations to cover its costs and operating expenses. Although the Company has been able to issue its common stock through private placements to raise capital in order to fund its operations, it is not known whether the Company will be able to continue this practice, or be able to obtain other types of financing or if its sales will increase significantly to be able to meet its cash operating expenses. This, in turn, raises substantial doubt about the Company’s ability to continue as a going concern.  Management anticipates sales to grow as a result of additional products offered to its customers and increase of its customer base.  Management believes that new product offerings and continuing increase of customers will enable the Company to generate positive operating cash flows and continue its operations.  However, no assurances can be given as to the success of these plans. The accompanying financial statements do not include any adjustments relative to the recoverability and classification of assets carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.

Nature of Business Operations

Bidz.com, Inc. was founded in November of 1998 as a California corporation with its principal location of business in Los Angeles, California.  Bidz operates and markets an international business-to-business (B2B) and business-to-consumer (B2C) website located at http://www.bidz.com for the express purpose of selling merchandise utilizing its unique and proprietary online sales auction platform.

The Company is subject to risks common to rapidly growing Internet-based companies, including rapid technological change, consumer acceptance of the Internet, dependence on principal products, new product introductions and other activities of competitors, and a limited operating history in Internet related e-commerce activities.

2.           Earnings Per Common Share

In accordance with SFAS No. 128, “Earnings Per Share,” the basic earnings per common share is calculated by dividing net income available to common stockholders less preferred dividends by the weighted average number of common shares outstanding. Diluted earnings per common share is computed similarly to basic earnings per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were not anti-dilutive.   As of March 31, 2005 and 2004, the Company has approximately 530 and 561, respectively, of common stock equivalents from stock options, which was included in the calculation of diluted earnings per share.

The dilutive effect of outstanding stock options and warrants is reflected in diluted earnings per share by application of the treasury stock method for the three-month periods ended March 31, 2005 and 2004.  The following table sets forth the computation of basic and diluted net income per share (in thousands, except share amounts):

	2005	2004

Basic and diluted net income per share:

Numerator:
Net income	$243	$518

Denominator:

Weighted average common shares outstanding	27,411	27,479

Effect of dilutive securities	530	561

Denominator for diluted calculation	27,941	28,040

Net income per share, basic	$0.01	$0.02

Net income per share, diluted	$0.01	$0.02

3.             Pro-forma Information Required by SFAS 148

At March 31, 2005, the Company has two stock-based employee compensation plans (the 2002 Stock Option Plan and the 2001 Stock Option Plan).  The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations.  No stock-based employee compensation cost is reflected in net income, except when options granted under those plans had an exercise price less than the market value of the underlying common stock on the date of grant.  The following table illustrates the effect on net income and income per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Three Months Ended
	March 31,
	2005	2004
Net Income, as reported	$243	$518
Less: Compensation recognized under APB 25	—	—
Add: Compensation recognized under SFAS 123	—	—
Pro-forma net income	$243	$518

Net Income per share:
Basic and diluted - as reported	$0.01	$0.02
Basic and diluted - pro-forma	$0.01	$0.02

4.             Concentrations

Purchases from two vendors amounted to $6,914, and $6,135 representing 51% and 44% of the total purchases during the three months ended March 31, 2005 and 2004, respectively.  Outstanding accounts payable to the two major vendors (net of amounts of post dated checks) totaled $1,701 and $1,822 as of March 31, 2005 and December 31, 2004, respectively.  Loss of any of these vendors may have a negative impact on the operations of the Company.

The Company sold jewelry products of approximately $20,175, and $13,771, which accounted for approximately 97%, and 92% of the total revenues, during the three months ended March 31, 2005 and 2004, respectively. This concentration makes the Company particularly vulnerable to the risk of a near-term severe impact from this market, depending on the (i) availability of sufficient volume of jewelry supply; (ii) stability or instability of cost of jewelry items (iii) continuing consumer demand for the Company's products.  The Company’s failure to anticipate and react to any changes in the jewelry market could adversely affect its results of operations.

5              Segment Information

Net revenues by geographic area are presented based upon the country of destination. No other foreign country represented 10% or more of net revenues for three-month periods ended March 31, 2005 and 2004 . Net revenues by geographic area were as follows (in thousands):

	2005	2004

United States	$16,853	$12,391
International	3,867	2,507

Total	$20,720	$14,898

Long lived assets include property and equipment and intangible assets residing in the U.S. during the three-month periods ended March 31, 2005 and 2004.

6.             Related Party Transactions

Los Angeles Jewelers, Inc. was one of the first suppliers to extend the Company with a line of credit to purchase its inventory in 2001. LA Jewelers has increased its credit extended to the Company from about $500 in 2001 to about $5,000 in 2004.  During the three months ended March 31, 2005 and 2004, the Company purchased approximately 46% and 26%, respectively, of the merchandise from this vendor.  One of the owners of Los Angeles Jewelers, Inc. owns 1,200 shares of the Company’s common stock as of March 31, 2005.

7.             Contingencies

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business.  Although the Company believes it has defenses to the allegations and intends to pursue them vigorously, currently, management does not have sufficient information to assess the validity of the claims or the amount of potential damages.  Company management currently believes, however, that resolution of such legal matters will not have a material adverse impact on the Company’s financial position, results of operations or cash flows.

Prior Sales of Securities

From inception, in 1999, and in 2000, 2001, 2002 and mid-2003, the Company raised over $20.5 million in gross equity capital offering and selling its Common Stock in the following approximate amounts for each year: in 1999, 978,070 shares at $4 per share; in 2000, 1,198,191 shares at $4  per share; in 2001, 580,621 shares at $4 and $5 per share (or a weighted average price of $4.47 per share); in 2002 1,051,924 shares at $5 per share; and in 2003, 753,262 shares at $5 and $6 per share (or a weighted average price of $5.26 per share).  The Company sold these shares to about 830 investors.  The persons associated with the Company who solicited these investors were not licensed as broker-dealers in any state or with the U.S. Securities and Exchange Commission (“SEC”).  The Company also issued shares of Common Stock in exchange for services and other non-cash consideration valued in excess of $5.5 million in the following approximate amounts for each year:  in 1999, 57,500 shares at $4 per share; in 2000, 100,000 shares at $4  per share; in 2001, 585,700 shares at $4.09 per share; in 2002 445,774 shares at $5 per share; in 2003, 18,673 shares at $5.60 per share; and in 2004, 28,544 shares at $5 per share.  The Company issued these shares to about 25 persons or entities.  The Company also issued the options to purchase Common Stock in the following amounts:    no options were issued from 1999 through 2001; in 2002, options to purchase 1,332,000 shares at $3.75 per share were granted to 125 individuals; in 2003, options to purchase 485,500 shares at $4.50 per share were granted to 73 individuals; and in 2004, options to purchase 6,162,000 shares at $6 per share were granted to 50 individuals.  None of these options has been exercised.

These offers and sales of Common Stock and options to purchase Common Stock  were not registered under the federal and state securities laws, but were issued in reliance upon exemptions from such registration under Section 4(2) of the Securities Act of 1933, as amended (the “1933 Act”), and Rule 506 of Regulation D promulgated thereunder.  Similarly, in employing persons who were not licensed as broker-dealers, the Company relied on certain exemptions from the broker-dealer licensing requirements of the Securities Exchange Act of 1934 Act, as amended (the “1934 Act”) and of state securities laws. Since conducting these offers and sales of Common Stock and options to purchase Common Stock, the Company determined that it did not comply with the exemptions from registration under the 1933 Act and similar provisions of laws in each state in which the Company’s investors reside, because certain of the Company’s employees who solicited investors engaged in a “general solicitation” of securities.  In addition, these employees were required to be licensed as broker-dealers with the SEC and various states, but they were not so licensed.  The Company also determined that because investors did not receive information regarding the Company’s potential liability for these violations of federal and state securities laws, the Common Stock was issued to persons who failed to receive adequate information under federal and state securities laws.  In such situations a number of remedies may be available to regulatory authorities and the investors who purchased Common Stock in those offerings, including, without limitation, a right of rescission, civil penalties, seizure of our assets, a restraining order or injunction, and a court order to pay restitution and costs.  As a result, the investors in and other holders of the Company’s Common Stock are entitled to return their shares to the Company and assert a legal claim to receive back from the Company the full price they paid, plus interest.  In the event that a rescission by all of the Company’s shareholders were to occur, the Company would be liable for the $20.5 million it received in exchange for its common stock, in addition to interest of approximately $7.3 million through December 31, 2004.  The Company may also be liable for the $5.5 million of services rendered and property exchanged in consideration for the issuance of common stock, in addition to interest of approximately $1.8 million through December 31, 2004.

Accordingly, the Company is subject to potential liabilities, including penalties and fines, under the 1933 Act, the 1934 Act, the regulations thereunder and applicable state securities laws.  Both federal and state securities laws also provide remedies to investors for such violations, which remedies include rescission, or a right to recover the investment plus interest from the date of issuance of the security, and, if the investor no longer owns the security, damages equal to the difference between the investment amount plus interest from the date of issuance and the value or price of the security at the time of its sale.

The Company has reported these violations to the SEC who are presently investigating this matter.  The Company intends to seek financing in order to offer rescission to all of its investors.  It is not likely, however, that the Company will secure the financing necessary for a full rescission offer until and unless the SEC takes some final action with respect to the foregoing violations. Moreover, the Company has not approached state securities commissioners in the states in which our investors reside.  Consequently, there is substantial uncertainty concerning what action the SEC and state regulators may take against the Company and what effect any such action will have on the Company’s business and its ability to obtain additional financing.

If the Company is unable to secure the financing required for a rescission offer, any assertion by the Company’s shareholders of their legal claims against the Company will have a material adverse effect on the Company’s liquidity, its financial position and results of operation.  Even if the Company is successful in offering rescission to its shareholders, if, prior to the rescission offer, any shareholders who acquired their common stock in the Company’s offerings sells their common stock for less than the price at which they purchased their shares, they will be entitled to recover from the Company damages equal to the difference between their investment amount plus interest from the date of issuance and the value or price of the security at the time of its sale.  Because these shareholders will no longer own our common stock, the Company will not be able to extinguish these damage claims by offering to rescind the shareholder’s purchase of our Common Stock.

The probability that shareholders would assert a claim against the Company and the extent of the Company’s liability, if any, are contingent on a number of factors, including a shareholder’s desire to rescind his or her purchase, applicable legal precedent and statutes of limitation.  There are presently no claims by shareholders against the Company in a material amount. However, there could be potential future claims that management is currently not aware of. Based on current facts known to management at this time, management does not believe that assertion of such claims by the Company’s shareholders is probable. Accordingly, no accruals for either potential amounts payable or reserves have been made at this time.  However, there can be no assurance that the SEC will promptly conclude an action, if any, against the Company or that the Company will be successful in securing the financing necessary for it to conduct a rescission offer.  An unfavorable outcome in either of these contingencies could have a material adverse impact on the Company’s financial position, results of operations and cash flows.

The accompanying financial statements do not include any adjustments that might result from the outcome for this uncertainty.

Williams v. Bidz.com, Inc. / Mr. David Zinberg

The Company is a defendant in a lawsuit brought by Victoria Williams, the mother and Administrator of the Estate of Michael Henderson.  Henderson was a principal shareholder, director and officer of the Company prior to his resignation as director and officer on July 27, 2000.  The suit is against the Company and David Zinberg, chief executive officer and major shareholder and seeks, among other things, to rescind a Severance Agreement entered between the Company and Michael Henderson, to require the Company to issue 11,250 shares of the Company’s Common Stock to plaintiff, and to voluntarily dissolve the Company.  Under the Severance Agreement, Michael Henderson agreed that he would retain only 1,090 shares of the Company’s Common Stock and that the remaining 10,160 shares held by him would be reissued to David Zinberg.

In March 2005, the Company and Mr. Zinberg executed a settlement agreement with the plaintiff, pursuant to which the plaintiff will receive a total of 970 shares of Common Stock, which includes 900 shares of Common Stock originally issued to him in 2000 under the Severance Agreement, 40 shares of Mr. Zinberg’s shareholdings, and an additional 30 shares to be issued by the Company.  As part of the settlement, Mr. Zinberg also agreed to surrender 4,145 shares to the Company for cancellation.  The settlement is conditioned upon the execution of a written final settlement agreement. In May 2004, the Company granted a seven-year option to Mr. Zinberg for the purchase of 6,000 shares of Common Stock at an exercise price of $6.00 per share, which represents the fair value of the stock on the date of the issuance.  The effects of the settlement agreement has been reflected in the accompanying condensed financial statements.

Endai Worldwide v. Bidz.com

The Company is a defendant in a lawsuit brought by Endai Worldwide (“Endai” or “plaintiff”)for past services in the amount of $78.  The plaintiff alleges that the Company owes approximately $78 unpaid internet advertising fees. The Company claims that plaintiff has not performed the services related to such charges and has counterclaimed for $1 million in damages for inappropriate use of the Company’s user base.  The case is in the preliminary stage and the outcome of the case cannot be reasonably estimated.  Accordingly, the Company has not recorded any liability for this claim in the accompanying financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Bidz.com, Inc.

Culver City, California

We have audited the accompanying balance sheets of Bidz.com, Inc. as of December 31, 2004 and 2003, and the related statements of operations, stockholders’ deficit and cash flows for each of the three years in the period ended December 31, 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bidz.com, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s history of significant operating losses, working capital deficit, total stockholders’ deficit, and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 12 to the financial statements under “Prior Sales of Securities,” the Company has offered for sale and sold, from inception to mid-2003, common stock and issued options to purchase common stock in various states that were not registered under the federal and state securities laws and employed persons who were not licensed as broker-dealers in such transactions. Since conducting these offers and sales of common stock and options to purchase common stock, the Company determined that those offerings did not comply with various requirements of applicable federal and state securities laws, including the Securities Act of 1933. Accordingly, the Company is subject to potential liabilities, including penalties and fines, under the Securities Act of 1933, the Securities Exchange Act of 1934, the regulations thereunder and applicable state securities laws. Both federal and state securities laws also provide remedies to investors for such violations, which remedies include rescission, or a right to recover the investment plus interest from the date of issuance of the security and, if the investor no longer owns the security, damages equal to the difference between the investment amount plus interest from the date of issuance and the value or price of the security at the time of its sale. Consequently, there is significant uncertainty concerning what action federal and state regulators may take against the Company and what effect any such action will have on the Company’s business.  An unfavorable outcome could have a material adverse impact on the Company’s financial position, results of operations and cash flows. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Irvine, California
February 15, 2005

Bidz.com, Inc.

Balance Sheets

	(In Thousands)
	December 31,	December 31,
	2004	2003
Assets

Current assets:
Cash	$5	$10
Accounts receivable, net of allowance for doubtful accounts of $0	561	553
Inventories, net of reserves of $309 and $507 in 2004 and 2003, respectively	10,733	5,591
Other current assets	107	53

Total current assets	11,406	6,207

Property and equipment, net	344	323

Intangible asset	150	150
Deposits	590	590

	$12,490	$7,270

Liabilities and Stockholders’ Deficit

Current liabilities:
Bank overdraft	$6,503	$4,198
Accounts payable	4,903	2,446
Accrued expenses	1,105	1,836
Deferred revenue	1,059	875

Total current liabilities	13,570	9,355

Commitments and contingencies	—	—

Stockholders’ deficit:
Common Stock; no par value; authorized 50,000 shares; issued and outstanding 11,922 and 11,940 shares at December 31, 2004 and 2003, respectively	28,388	28,354
Class B Common Stock; no par value; authorized 25,000 shares; issued and outstanding 15,535 and 15,535 shares at December 31, 2004 and 2003, respectively	426	426
Deferred stock-based compensation	(300)	(500)
Accumulated deficit	(29,594)	(30,365)

Total stockholders’ deficit	(1,080)	(2,085)

	$12,490	$7,270

The accompanying notes from an integral part of these financial statements.

Bidz.com, Inc.

Statements of Operations

	(In Thousands, except per share numbers)
	Year ended	Year ended	Year ended
	December 31, 2004	December 31, 2003	December 31, 2002

Net revenues:
Merchandise sales and shipping	$64,738	$46,907	$34,425
Commissions	549	539	160
Advertising	37	219	193

	65,324	47,665	34,778

Cost of revenues	53,072	42,188	32,315

Gross Profit	12,252	5,477	2,463

Operating expenses:
General and administrative	8,800	9,259	10,336
Sales and marketing	2,542	1,960	1,071
Depreciation and amortization	139	61	91

Total operating expenses	11,481	11,280	11,498

Income (loss) from operations	771	(5,803)	(9,035)

Other expense - Interest expense	—	27	65

Income (loss) before income taxes	771	(5,830)	(9,100)

Income taxes	—	—	—

Net income (loss)	$771	$(5,830)	$(9,100)

Net income (loss) per share available to common shareholders - basic	$0.03	$(0.21)	$(0.35)

Net income (loss) per share available to common shareholders - diluted	$0.03	$(0.21)	$(0.35)

Weighted average number of shares outstanding - basic	27,466,302	27,283,233	25,924,016

Weighted average number of shares outstanding - diluted	28,014,361	27,283,233	25,924,016

The accompanying notes from an integral part of these financial statements.

Bidz.com, Inc.

Statements of Stockholders’ Deficit (in Thousands)

			Class B		Deferred		Total
	Common Stock		Common Stock		Stock-based	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Compensation	Deficit	Deficit

Balance at January 1, 2002	9,824	$16,429	15,535	$426	$(1,800)	$(15,435)	$(380)

Proceeds received from sale of common stock	1,235	4,754	—	—	—	—	4,754

Issuance of common stock for service	428	2,138	—	—	—	—	2,138

Issuance of common stock for asset purchases	18	90	—	—	—	—	90

Intrinsic value of stock options granted to employees	—	934	—	—	—	—	934

Fair value of options granted to non-employee consultants	—	1,033	—	—	—	—	1,033

Retirements of common stock	(328)	(800)	—	—	—	—	(800)

Amortization of deferred stock-based compensation	—	—	—	—	400	—	400

Net loss	—	—	—	—	—	(9,100)	(9,100)

Balance at December 31, 2002	11,177	$24,578	15,535	$426	$(1,400)	$(24,535)	$(931)

Proceeds received from sale of common stock	753	2,992	—	—	—	—	2,992

Issuance of common stock for service	19	105	—	—	—	—	105

Intrinsic value of stock options granted to employees	—	716	—	—	—	—	716

Fair value of warrants granted to non-employee consultants	—	4	—	—	—	—	4

Retirements of common stock	(9)	(41)	—	—	—	—	(41)

Amortization of deferred stock-based compensation	—	—	—	—	900	—	900

Net loss	—	—	—	—	—	(5,830)	(5,830)

Balance at December 31, 2003	11,940	$28,354	15,535	$426	$(500)	$(30,365)	$(2,085)

Issuance of common stock for asset purchases	25	125	—	—	—	—	125

Issuance of common stock in lieu of refund for merchandise return	3	15	—	—	—	—	15

Issuance of common stock for service	1	5	—	—	—	—	5

Fair value of warrants granted to non-employee consultants	—	27	—	—	—	—	27

Retirements of common stock	(47)	(138)	—	—	—	—	(138)

Amortization of deferred stock-based compensation	—	—	—	—	200	—	200

Net income	—	—	—	—	—	771	771

Balance at December 31, 2004	11,922	$28,388	15,535	$426	$(300)	$(29,594)	$(1,080)

The accompanying notes from an integral part of these financial statements

Bidz.Com, Inc.

Statements of Cash Flows

	(In Thousands)
	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2004	2003	2002
Cash flows provided by (used for) operating activities:
Net income (loss)	$771	$(5,830)	$(9,100)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	139	61	91
Change in inventory reserve	(198)	(164)	511
Amortization of deferred stock-based compensation	200	900	400
Stock-based compensation	32	825	4,105
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	7	214	(694)
Inventories	(4,944)	3,122	(8,332)
Other current assets	(54)	(35)	(17)
Deposits	—	(390)	(103)
Increase (decrease) in liabilities:
Accounts payable	2,457	217	1,016
Accrued expenses	(731)	271	1,395
Deferred revenue	184	(963)	1,838
Net cash used for operating activities	(2,137)	(1,772)	(8,890)
Cash flows (used for) investing activities:
Capital expenditures	(35)	(232)	(213)
Cash flows provided by (used for) financing activities:
Increase (decrease) in bank overdraft	2,305	(937)	5,135
Repayments for advances from related party	—	—	(128)
Proceeds from issuance of common stock, net	—	2,992	4,754
Payments for retirement of common stock	(138)	(41)	(800)
Net cash provided by financing activities	2,167	2,014	8,961
Net increase (decrease) in cash	(5)	10	(142)
Cash, beginning of year	$10	—	142
Cash, end of year	$5	$10	$—

Supplemental disclosure of cash flow information:
Interest paid	$—	$27	$65
Income taxes paid	$—	$—	$—

Supplemental disclosure of non-cash investing and financing activities:
Stock issued for asset purchased	$125	$—	$90

The accompanying notes from an integral part of these financial statements.

Bidz.com, Inc.

Notes to Financial Statements

Years Ended December 31, 2004, 2003 and 2002

(in thousands, except per share numbers)

(1)          Summary of Significant Accounting Policies:

Business and Organization:

Bidz.com, Inc.  (hereafter referred to as “Bidz” or the “Company”) was founded in November of 1998 as a California corporation with its principal location of business in Los Angeles, California.  Bidz operates and markets an international business-to-business (B2B) and business-to-consumer (B2C) website located at http://www.bidz.com for the express purpose of selling merchandise utilizing its unique and proprietary online sales auction platform.

The Company is subject to risks common to rapidly growing Internet-based companies, including rapid technological change, consumer acceptance of the Internet, dependence on principal products, new product introductions and other activities of competitors, and a limited operating history in Internet related e-commerce activities.

The Company sells its products throughout the U.S. and has been expanding its customer base to Europe and Asia in the recent years.  Revenues generated from the U.S. accounted for approximately 83%, 87%, and 91% of the total revenues for the years ended December 31, 2004, 2003, and 2002, respectively.

Going Concern:

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern.  However, the Company has reported net income of $771 and losses of $5,830 and $9,100 for the years ended December 31, 2004, 2003 and 2002, respectively, and has an accumulated deficit of $29,594 as of December 31, 2004. Also, the Company has reported negative cash flows from operations of $2,137, $1,772, and $8,890 for the years ended December 31, 2004, 2003 and 2002, respectively. In addition, the Company has a working capital deficit of $2,164 and a stockholders’ deficit of $1,080 as of December 31, 2004. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The Company cannot be certain that anticipated revenues from operations will be sufficient to satisfy its ongoing capital requirements. Management’s belief is based on the Company’s operating plan, which in turn is based on assumptions that may prove to be incorrect.  If the Company’s financial resources are insufficient the Company may require additional financing in order to execute its operating plan and continue as a going concern.  The Company cannot predict whether this additional financing will be in the form of equity, debt, or another form. The Company may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all.  In any of these events, the Company may be unable to implement its current plans for expansion, repay its debt obligations as they become due or respond to competitive pressures, any of which circumstances would have a material adverse effect on its business, prospects, financial condition and results of operations.

Should these financing sources fail to materialize, management would seek alternate funding sources by requesting additional capital from major shareholders and/or the extension of credit from suppliers.  Management’s plan is to eventually access the public equity markets and seek asset-based lines of credit to provide additional working capital for expansion. Management has also considered private venture capital funds, if required.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities including certain reserves for inventories and valuation allowance for deferred taxes and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Fair Value of Financial Instruments:

The carrying amount of the Company’s cash equivalents, accounts receivable, accounts payable, and accrued expenses approximates their estimated fair values due to the short-term maturities of those financial instruments.

Cash and Cash Equivalents:

For purposes of the statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less that are not securing any corporate obligations.  The Company had no cash equivalents at December 31, 2004 and 2003.

Accounts Receivable:

Accounts receivable consist of amounts due from customers and from credit cards and other electronic payment methods billed but not yet received at period end.  The Company had no allowance for doubtful accounts at December 31, 2004 and 2003, respectively.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents and receivables.

The Company’s accounts receivable are derived primarily from revenue earned from customers located in the United States.  The Company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable, and records an allowance if one is necessary. No customer accounted for greater than 10% of revenues or receivables during 2004, 2003 or 2002.

Inventories:

Inventories consist of merchandise purchased for resale and are stated at the lower of first-in, first-out cost (FIFO) or market.

Property and Equipment:

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets as follows:

Years

Computer software	3
Computer hardware	3
Furniture and equipment	5

Intangible Asset:

Intangible asset consists of cost to acquire the domain name of $150 as of December 31, 2004 and 2003, which has indefinite life and therefore is not subject to amortization.  The Company performs annual evaluation for impairment on this intangible asset.  No impairment exists as of December 31, 2004 and 2003.

Long-Lived Assets:

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 144 applies to assets subject to amortization.  The Company reviews property and equipment and other long-lived assets subject to amortization for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability is measured by comparison of the assets’ carrying amount to future undiscounted net cash flows the assets are expected to generate.  Cash flow forecasts are based on trends of historical performance and management’s estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future cash flows arising from the assets or their fair values, whichever is more determinable.

Revenue Recognition:

The Company derives its revenue from four sources: merchandise sales, commission revenue, advertising revenue, and shipping revenue. Revenue from all four sources is recognized when the following revenue recognition criteria are met: (1) persuasive evidence of an arrangement exists; (2) the product has been shipped or the service has been rendered and the customer takes ownership and assumes the risk of loss; (3) the selling price is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured.

Merchandise sales are recognized upon shipments made to individual consumers and businesses that are fulfilled from the Company warehouse.  The Company generally requires online payment by credit card or other electronic payment methods at the point of sale.  Amounts received or billed prior to shipment of goods to customers are recorded as deferred revenue.  Gross sales are reduced by returns, chargebacks from customers and other discounts redeemed to obtain such sales.

Commissions revenue is derived from sales of certified merchant merchandise which is owned by third parties, and is recognized when services have been rendered.  For commission revenue, the Company recognizes as revenue only the commission portion of the price its customers pay for the purchased products since the Company is acting as an agent in such transactions.  Commissions are also reduced by the impact of returns and other discounts redeemed to obtain such sales.  The Company sold commission-based products which generated commission revenues of $549, $539 and $160 during 2004, 2003 and 2002, respectively.

Advertising revenue which consists primarily of pop-unders is recognized when the services are rendered and the advertising revenue is known and collectible.  The Company recognized $37, $219 and $193 in advertising revenue during 2004, 2003 and 2002, respectively.

Outbound shipping charges to customers are included in net sales and amounted to $6,283, $7,580 and $6,570 in 2004, 2003 and 2002, respectively.

Cost of Revenues:

Cost of revenues includes product costs, inbound and outbound shipping charges, packaging supplies, product repair costs, and credit card fees, and is recorded in the same period in which related revenues have been recorded.

Outbound shipping charges for shipments to customers totaled $3,785, $3,584 and $2,734 in 2004, 2003 and 2002, respectively.

Deferred Revenue:

Deferred revenue represents cash received for products that have not yet been shipped.

Income Taxes:

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities.  The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.  Realization of the deferred tax asset is dependent on generating sufficient taxable income in future years.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Stock-Based Compensation:

The Company measures compensation expense to employees for its stock option incentive plan using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, and provides pro forma disclosures of net loss as if the fair value based method prescribed by Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, had been applied.

In December 2002,  the FASB issued SFAS No. 148,  “Accounting for Stock-Based Compensation-Transition and Disclosure,” which amends, SFAS No. 123, “Accounting for Stock-Based Compensation,”  to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS No. 148 expands the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  The transition provisions of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. The transition provisions do not currently have an impact on the Company’s consolidated financial position and results of operations as the Company has not elected to adopt the fair value-based method of accounting for stock-based employee compensation under SFAS No. 123.  The disclosure provisions of SFAS No. 148 are effective for financial statements for interim periods beginning after December 15, 2002.  The Company adopted the disclosure requirements in the first quarter of 2003.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation.

	2004	2003	2002
Net income (loss), as reported	$771	$(5,830)	$(9,100)

Add: Stock-based employee compensation expense under APB 25, intrinsic value method net of related tax effects	—	716	934

Deduct: Total stock-based employee compensation expense determined under SFAS 123, fair value based method, net of related tax effects	(8,789)	(1,010)	(1,319)

Pro forma net loss	$(8,018)	$(6,124)	$(9,485)

	2004	2003	2002

Net income (loss) per share:
Basic - as reported	$0.03	$(0.21)	$(0.35)
Basic - pro-forma	$(0.29)	$(0.22)	$(0.37)
Diluted - as reported	$0.03	$(0.21)	$(0.35)
Diluted - pro-forma	$(0.29)	$(0.22)	$(0.37)

The fair value for these options under SFAS 123, fair value based method, was estimated on the date of grant using a Black-Scholes option pricing model with the assumptions discussed in Note 8.

Internal Use Software:

The Company expenses all costs incurred for the development of internal use software that relate to the planning and post implementation phases of the development.  Direct costs incurred in the application development phase are capitalized and recognized over the software’s estimated useful life of 3 years.  Capitalized software costs totaled $250 and $125 as of December 31, 2004 and 2003, respectively.  Research and development costs and other computer software maintenance costs related to software development are expensed as incurred.

Basic and Diluted Income (Loss) Per Share:

In accordance with SFAS No. 128, “Earnings Per Share,” the basic income (loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding.  Diluted loss per common share is computed similarly to basic income (loss) per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. At December 31, 2004, 2003 and 2002, the Company has 7,729 shares, 1,655 shares, and 1,332 shares, respectively, of common stock equivalents upon the exercise of the employee options and non-employee warrants. These common stock equivalents consist of 7,127 employee options and 602 non-employee warrants as of December 31, 2004, 1,078 employee options and 577 non-employee warrants as of December 31, 2003 and 747 employee options and 575 non-employee warrants as of December 31, 2002.  The stock equivalents were excluded from the computation of diluted earnings per share as their effect is anti-dilutive for years ended December 31, 2003 and 2002. As of December 31, 2004, dilutive common stock equivalents totaled 548 consisting of 332 employee options and 216 non-employee warrants.

The dilutive effect of outstanding stock options and warrants is reflected in diluted earnings per share by application of the treasury stock method for the year ended December 31, 2004.  The following table sets forth the computation of basic and diluted net income (loss) per share (in thousands, except share amounts):

	2004	2003	2002

Basic and diluted net income (loss) per share:

Numerator:
Net income (loss)	$771	$(5,830)	$(9,100)

Denominator:

Weighted average shares of common stock outstanding	27,466,302	27,283,233	25,924,016

Effect of dilutive securities	548,059	—	—

Denominator for diluted calculation	28,014,361	27,283,233	25,924,016

Net income (loss) per share, basic	$0.03	$(0.21)	$(0.35)

Net income (loss) per share, diluted	$0.03	$(0.21)	$(0.35)

Advertising Expense:

The Company recognizes advertising expenses in accordance with SOP 93-7, “Reporting on Advertising Costs”.  As such, the Company expenses the costs of producing advertisements at the time production occurs, and expenses the cost of communicating advertising in the period during which the advertising space or airtime is used.  Internet advertising expenses are recognized based on the terms of the individual agreements, which is generally: 1) during the period customers are acquired; or 2) based on the number of clicks generated during a given period over the term of the contract; or 3) based on the number of emails sent during an email distribution campaign.  Advertising expenses totaled $2,542, $1,960 and $1,071 during the years ended December 31, 2004, 2003 and 2002, respectively.

New Accounting Pronouncements:

In March 2004, the Financial Accounting Standards Board (FASB) approved the consensus reached on the Emerging Issues Task Force (EITF) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The objective of this Issue is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued a FASB Staff Position (FSP) EITF 03-1-1 that delays the effective date of the measurement and recognition guidance in EITF 03-1 until after further deliberations by the FASB. The disclosure requirements are effective only for annual periods ending after June 15, 2004. The Company has evaluated the impact of the adoption of the disclosure requirements of EITF 03-1 and does not believe the impact will be significant to the Company’s overall results of operations or financial position. Once the FASB reaches a final decision on the measurement and recognition provisions, the Company will evaluate the impact of the adoption of EITF 03-1.

In November 2004, the FASB issued SFAS No. 151 “Inventory Costs, an amendment of ARB No. 43, Chapter 4”. The amendments made by Statement 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The Company is in the process of evaluating whether the adoption of SFAS 151 will have a significant impact on the Company’s overall results of operations or financial position.

In December 2004, the FASB issued SFAS No.152, “Accounting for Real Estate Time-Sharing Transactions, an amendment of FASB Statements No. 66 and 67 (SFAS 152)”. The amendments made by Statement 152 amend FASB Statement No. 66, “Accounting for Sales of Real Estate”, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, “Accounting for Real Estate Time-Sharing Transactions”. This Statement also amends FASB Statement No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects”, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005, with earlier application encouraged. The Company has evaluated the impact of the adoption of SFAS 152, and does not believe the impact will be significant to the Company’s overall results of operations or financial position.

In December 2004, the FASB issued SFAS No.153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions.” The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. Opinion 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. The Board believes that exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. By focusing the exception on exchanges that lack commercial substance, the Board believes this Statement produces financial reporting that more faithfully represents the economics of the transactions. The Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of this Statement shall be applied prospectively. The Company is in the process of evaluating whether the adoption of SFAS 153 will have a significant impact on the Company’s overall results of operations or financial position.

In December 2004, the FASB issued SFAS No.123 (revised 2004), “Share-Based Payment” Statement 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Statement 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Statement 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities (other than those filing as small business issuers) will be required to apply Statement 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. The Company is currently evaluating the impact of adopting this Statement.

(2)          Inventories:

Inventories consist of the following:

	2004	2003	2002

Product inventories	$11,042	$6,098	$9,220
Less: allowance for obsolescence	(309)	(507)	(671)

	$10,733	$5,591	$8,549

Rollforward of allowance for obsolescence is summarized as follows:

	Balance at the Beginning of the Year	Charged to Cost and Expenses	Deductions	Balance at the End of the Year

Year Ended December 31, 2003	$671	$—	$(164)	$507

Year Ended December 31, 2004	$507	$—	$(198)	$309

(3)          Property and Equipment:

Property and equipment consists of the following:

	2004	2003

Computer hardware and software	$76	$48
Furniture and equipment	224	217
Internal developed software	250	125

	550	390

Less accumulated depreciation and amortization	206	67

	$344	$323

Depreciation and amortization of property and equipment totaled $139, $61 and $91 for the years ended December 31, 2004, 2003 and 2002, respectively.

(4)          Accounts Payable:

The Company issued post dated checks to its vendors for merchandise purchases.  The Company had outstanding post dated checks in the amount of $6,592 and $4,853, which was reduced from the cash balance and accounts payable as of December 31, 2004 and 2003.

(5)          Accrued Expenses:

Accrued expenses consist of the following:

	2004	2003

Merchandise purchases	$—	$986
Accrued payroll and other related costs	333	75
Other accrued expenses	572	550
Accrued marketing expenses	200	225

	$1,105	$1,836

(6)          Commitments:

The Company leases 50,220 square feet of office and warehouse space in Culver City, California. The minimum future payments under the lease are as follows:

Year ending December 31,

2005	$824
2006	847
2007	869
2008	900
2009	690
Thereafter	—

$4,130

All leases expire prior to October 2009.  Real estate taxes, insurance, and maintenance expenses are obligations of the Company.  It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum lease commitments will likely be more than the amounts shown for 2004.  Rental expense for operating leases totaled $837, $624 and $332 for the years ended December 31, 2004, 2003 and 2002, respectively.

(7)          Stockholders’ Deficit:

Preferred Stock

The Company’s certificate of incorporation authorizes the Board of Directors to designate and issue up to 4,000,000 shares of preferred stock at no par value.  The holders of preferred stock shall have such rights, preferences and privileges as may be determined by the Company’s Board of Directors prior to the issuance of such shares.  As of December 31, 2004, 2003, and 2002, the Company has not designated or issued any preferred shares.

Common Stock

As of December 31, 2004, 2003 and 2002, the Company’s authorized shares consist of 50,000 shares of Common Stock and 25,000 shares of Class B Common Stock.  Both classes of common stock have no par value.  Each share of Common Stock and Class B Common Stock has the right to one vote.  The holders of Common Stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all classes of stock outstanding having priority rights as to dividends.  Class B common stock holders are not entitled to receive any dividends.  The holders of Class B common stock, at their options, have the right to convert their shares to Common Stock.  In the event of any liquidation, dissolution or winding up of the Company, the holders of Class B Common Stock then outstanding will be entitled to share ratably in any distribution of assets according to their pro rata percentage of the total number of shares of Common Stock and Class B Common Stock outstanding on the date of the distribution.  No dividends have been declared or paid on the Company’s common stock through December 31, 2004.

Gross proceeds of $0, $3,966 and $5,259 were raised by issuing 0, 753 and 1,052 shares at an offering cost of $0, $974 and $1,127 for the years ended December 31, 2004, 2003 and 2002, respectively.  Assets were acquired by issuing 25, 0 and 18 shares of the Company’s Common Stock valued at $125, $0 and $90 for the years ended December 31, 2004, 2003 and 2002, respectively.  Stock-based compensation expenses were recorded for 1 share with a value of $5, 19 shares with a value of $105 and 428 shares with a value of $2,138 issued to suppliers and consultants for the years ended December 31, 2004, 2003 and 2002, respectively.   The Company issued 3 shares with a value of $15 as a refund of merchandise return by a customer during the year ended December 31, 2004.

The Company retired 47 shares, 9 shares and 328 shares of its Common Stock for $138, $41, and $800, during the years ended December 31, 2004, 2003 and 2002, respectively.  During the year ended December 31, 2002, the Company sold 183 shares to certain private investors for the proceeds of $622.

Deferred Stock-Based Compensation

In connection with certain stock grants to two employees during the year ended December 31, 2001, the Company recognized $2,000 in deferred stock-based compensation for the deemed fair value of Common Stock at the date of the grant.  Such amounts are included as a reduction of stockholders’ equity (deficit) and are being amortized over the vesting period of five years in accordance with FASB Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.”  During the year ended December 31, 2003, the Company entered into a termination agreement with one employee, and all the unvested portion of the stock became fully vested on the date of the termination agreement.  The amortization expense for 2003 included unamortized amount of $500 related to acceleration of these unvested Common Stock grants.  Amortization expense totaled $200, $900 and $400 during the years ended December 31, 2004, 2003 and 2002, respectively.

(8)          Stock Option Plans:

The Company adopted the 2001 Stock Option Plan and the 2002 Stock Option Plan (collectively, the “Plans”), in January 2001 and January 2002, respectively.  Under these Plans, the Company may issue incentive stock options to employees and directors of the Company and non-qualified stock options to consultants and non-employees of the Company.  Options granted under these Plans generally expire at the end of five years and generally immediately vest.  Future shares will be granted under the Stock Option Plans.  During the year ended December 31, 2004, the Company granted 6,025 options outside the Company’s Stock Option Plan.  As of December 31, 2004, 696 shares are available for future grants under these Plans.

The following is a summary of stock option activity:

	2004		2003		2002
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding - beginning of year	1,655	$3.95	1,332	$3.75	—	$3.75

Granted	6,162	6.00	486	4.44	1,332	3.75
Exercised	—	—	—	—	—	—
Canceled / forfeited	(88)	3.96	(163)	3.75	—	—

Outstanding at year-end	7,729	$5.59	1,655	$3.95	1,332	$3.75

Options exercisable at year-end	7,729	$5.59	1,655	$3.95	1,332	$3.75

The following table summarizes information about stock options outstanding and exercisable as of December 31, 2004:

	Options Outstanding at December 31, 2004			Options Exercisable at December 31, 2004
Range of Exercise Prices	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life of Contract	Shares	Weighted Average Exercise Price

$3.01 - $4.00	1,143	$3.75	2.96	1,143	$3.75
$4.01 - $5.00	424	$4.50	3.93	424	$4.50
$5.01 - $6.00	6,162	$6.00	6.34	6,162	$6.00
	7,729	$5.59	5.71	7,729	$5.59

The weighted-average grant-date fair value of options granted during 2004, 2003 and 2002 was $1.43, $1.77 and $2.12 per share, respectively.

Stock Option Compensation

In connection with certain stock option grants to employees consisting of 6,137, 484 and 747 options during the years ended December 31, 2004, 2003 and 2002, the Company recognized approximately $0, $716 and $934, respectively, of stock-option compensation for the excess of deemed fair value of shares of common stock subject to such options over the exercise price of these options at the date of grant in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees”.

During the years ended December 31, 2004, 2003 and 2002, the Company granted 25, 2 and 585 options to consultants and non-employees, respectively.  The Company recorded stock-option compensation expense of $27, $4 and $1,033 related to these grants, in 2004, 2003 and 2002, respectively.  The fair value for these options was measured on the grant date.  At December 31, 2004, 2003 and 2002, the fair value of these options was calculated using a Black-Scholes option pricing model using the following assumptions (i) risk-free interest rates of 3% to 4%, (ii) an expected life of 5 to 7 years, (iii) expected volatility of 0.01%, and (iv) a dividend yield of 0%.  Because there was no public market for the Company’s common stock, the fair value of the underlying common stock was estimated.

(9)          Income Taxes:

Income taxes amounted to $0 for each of the years ended December 31, 2004, 2003 and 2002 (an effective rate of 0% for 2004, 2003 and 2002).  A reconciliation of the provision (benefit) for income taxes with amounts determined by applying the statutory U.S. federal income tax rate to income before income taxes is as follows:

	2004	2003	2002

Computed tax (benefit) at federal statutory rate of 34%	$262	$(1,982)	$(3,094)
State taxes, net of federal tax benefits	45	(204)	(318)
Meals and entertainment	15	14	21
Expiration of state net operating loss	47	—	—
Other	4	(20)	—
Change in valuation allowance	(373)	2,192	3,391

	$—	$—	$—

The components of the Company’s deferred tax assets and liabilities as of December 31, 2004, 2003 and 2002 are as follows:

	2004	2003

Deferred tax assets – net operating loss carryforwards	$8,490	$8,794
Employee stock options	1,085	1,075
Inventory reserve	124	203

Total deferred tax assets	$9,699	$10,072

Valuation allowance	(9,699)	(10,072)

Net deferred tax assets	$—	$—

As a result of the Company’s history of losses, a valuation allowance has been provided for the full amount of the Company’s net deferred tax assets.  It is uncertain when such benefits will be realized.

As of December 31, 2004, the Company has federal and state income tax loss carryforwards of approximately $22,049 and $16,558, respectively, which may be used to offset future taxable income.  These carryforwards began to expire in 2004 and will continue to expire in 2005 and will fully expire by 2023.

(10)        Segment Information:

Net revenues by geographic area are presented based upon the country of destination. No other foreign country represented 10% or more of net revenues for any of the fiscal years presented. Net revenues by geographic area were as follows (in thousands):

	2004	2003	2002

United States	$53,986	$41,382	$31,655

International	11,338	6,283	3,123

Total	$65,324	$47,665	$34,778

Long lived assets includes property and equipment and intangible assets resides in the U.S. during the years ended December 31, 2004, 2003 and 2002.

(11)        Concentrations:

Purchases from two vendors amounted to $22,624, $12,136, and $12,986, representing 48%, 38%, and 36% of the total purchases during the years ended December 31, 2004, 2003, and 2002, respectively.  Outstanding accounts payable to these vendors (net of amounts of post dated checks) totaled $1,822 and $291 as of December 31, 2004 and 2003.  Loss of any of these vendors may have a negative impact on the operations of the Company.

The Company sold jewelry products of approximately $61,695, $45,056, and $34,425, which accounted for approximately 94%, 95%, and 99% of the total revenues, during the years ended December 31, 2004, 2003 and 2002, respectively.  This concentration makes the Company particularly vulnerable to the risk of a near-term severe impact from this market, depending on the (i) availability of sufficient volume of jewelry supply; (ii) stability or instability of cost of jewelry items, and (iii) continuing consumer demand for the Company’s products.  The Company’s failure to anticipate and react to any changes in the jewelry market could adversely affect its results of operations.

(12)                        Contingencies:

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business.  Although the Company believes it has defenses to the allegations and intends to pursue them vigorously, currently, management does not have sufficient information to assess the validity of the claims or the amount of potential damages.  Company management currently believes, however, that resolution of such legal matters will not have a material adverse impact on the Company’s financial position, results of operations or cash flows.

Prior Sales of Securities

From inception, in 1999, and in 2000, 2001, 2002 and mid-2003, the Company raised over $20.5 million in gross equity capital offering and selling its Common Stock in the following approximate amounts for each year: in 1999, 978,070 shares at $4 per share; in 2000, 1,198,191 shares at $4 per share; in 2001, 580,621 shares at $4 and $5 per share (or a weighted average price of $4.47 per share); in 2002 1,051,924 shares at $5 per share; and in 2003, 753,262 shares at $5 and $6 per share (or a weighted average price of $5.26 per share).  The Company sold these shares to about 830 investors.  The persons associated with the

Company who solicited these investors were not licensed as broker-dealers in any state or with the U.S. Securities and Exchange Commission (“SEC”).  The Company also issued shares of Common Stock in exchange for services and other non-cash consideration valued in excess of $5.5 million in the following approximate amounts for each year:  in 1999, 57,500 shares at $4 per share; in 2000, 100,000 shares at $4 per share; in 2001, 585,700 shares at $4.09 per share; in 2002 445,774 shares at $5 per share; in 2003, 18,673 shares at $5.60 per share; and in 2004, 28,544 shares at $5 per share.  The Company issued these shares to about 25 persons or entities.  The Company also issued the options to purchase Common Stock in the following amounts:    no options were issued from 1999 through 2001; in 2002, options to purchase 1,332,000 shares at $3.75 per share; in 2003, options to purchase 485,500 shares at $4.50 per share; and in 2004, options to purchase 6,162,000 shares at $6 per share.

These offers and sales of Common Stock and options to purchase Common Stock were not registered under the federal and state securities laws, but were issued in reliance upon exemptions from such registration under Section 4(2) of the Securities Act of 1933, as amended (the “1933 Act”), and Rule 506 of Regulation D promulgated thereunder.  Similarly, in employing persons who were not licensed as broker-dealers, the Company relied on certain exemptions from the broker-dealer licensing requirements of the Securities Exchange Act of 1934 Act, as amended (the “1934 Act”) and of state securities laws.

Since conducting these offers and sales of Common Stock and options to purchase Common Stock, the Company determined that it did not comply with the exemptions from registration under the 1933 Act and similar provisions of laws in each state in which the Company’s investors reside, because certain of the Company’s employees who solicited investors engaged in a “general solicitation” of securities.  In addition, these employees were required to be licensed as broker-dealers with the SEC and various states, but they were not so licensed.  The Company also determined that because investors did not receive information regarding the Company’s potential liability for these violations of federal and state securities laws, the Common Stock was issued to persons who failed to receive adequate information under federal and state securities laws.  In such situations a number of remedies may be available to regulatory authorities and the investors who purchased Common Stock in those offerings, including, without limitation, a right of rescission, civil penalties, seizure of our assets, a restraining order or injunction, and a court order to pay restitution and costs.  As a result, the investors in and other holders of the Company’s Common Stock are entitled to return their shares to the Company and assert a legal claim to receive back from the Company the full price they paid, plus interest. In the event that a recission by all of the Company’s shareholders were to occur, the Company would be liable for the $20.5 million it received in exchange for its common stock, in addition to interest of approximately $7.3 million through December 31, 2004. The Company may also be liable for the $5.5 million of services rendered and property exchanged in consideration for the issuance of common stock, in addition to interest of approximately $1.8 million through December 31, 2004.

Accordingly, the Company is subject to potential liabilities, including penalties and fines, under the 1933 Act, the 1934 Act, the regulations thereunder and applicable state securities laws.

Both federal and state securities laws also provide remedies to investors for such violations, which remedies include rescission, or a right to recover the investment plus interest from the date of issuance of the security, and, if the investor no longer owns the security, damages equal to the difference between the investment amount plus interest from the date of issuance and the value or price of the security at the time of its sale.

The Company has reported these violations to the SEC who are presently investigating this matter.  The Company intends to seek financing in order to offer rescission to all of its investors.  It is not likely, however, that the Company will secure the financing necessary for a full rescission offer until and unless the SEC takes some final action with respect to the foregoing violations. Moreover, the Company has not approached state securities commissioners in the states in which our investors reside.  Consequently, there is substantial uncertainty concerning what action the SEC and state regulators may take against the Company and what effect any such action will have on the Company’s business and its ability to obtain additional financing.

If the Company is unable to secure the financing required for a rescission offer, any assertion by the Company’s shareholders of their legal claims against the Company will have a material adverse effect on the Company’s liquidity, its financial position and results of operation.  Even if the Company is successful in offering rescission to its shareholders, if, prior to the rescission offer, any shareholders who acquired their common stock in the Company’s offerings sells their common stock for less than the price at which they purchased their shares, they will be entitled to recover from the Company damages equal to the difference between their investment amount plus interest from the date of issuance and the value or price of the security at the time of its sale.  Because these shareholders will no longer own our common stock, the Company will not be able to extinguish these damage claims by offering to rescind the shareholder’s purchase of our Common Stock.

The probability that shareholders would assert a claim against the Company and the extent of the Company’s liability, if any, are contingent on a number of factors, including a shareholder’s desire to rescind his or her purchase, applicable legal precedent and statutes of limitation.  There are presently no claims by shareholders against the Company in a material amount. However there could be potential future claims that management is currently not aware of. Based on the foregoing, management does not believe that assertion of such claims by the Company’s shareholders is probable. Accordingly, no accruals for either potential amounts payable or reserves have been made at this time.  However, there can be no assurance that the SEC will promptly conclude an action, if any, against the Company or that the Company will be successful in securing the financing necessary for it to conduct a rescission offer.  An unfavorable outcome in either of these contingencies could have a material adverse impact on the Company’s financial position, results of operations and cash flows.

The accompanying financial statements do not include any adjustments that might result from the outcome for this uncertainty.

Williams v. Bidz.com, Inc. / Mr. David Zinberg

The Company is a defendant in a lawsuit brought by Victoria Williams, the mother and Administrator of the Estate of Michael Henderson.  Henderson was a principal shareholder, director and officer of the Company prior to his resignation as director and officer on July 27, 2000.  The suit is against the Company and David Zinberg, chief executive officer and major shareholder and seeks, among other things, to rescind a Severance Agreement entered between the Company and Michael Henderson, to require the Company to issue 11,250 shares of the Company’s Common Stock to plaintiff, and to voluntarily dissolve the Company.  Under the Severance Agreement, Michael Henderson agreed that he would retain only 1,090 shares of the Company’s Common Stock and that the remaining 10,160 shares held by him would be reissued to David Zinberg.

In May 2004, the Company and Mr. Zinberg reached a tentative settlement in principle with the plaintiff, pursuant to which the plaintiff will receive a total of 970 shares of Common Stock, which includes 900 shares of Common Stock originally issued to him in 2000 under the Severance Agreement, 40 shares of Mr. Zinberg’s shareholdings, and an additional 30 shares to be issued by the Company.  As part of the settlement, Mr. Zinberg also agreed to surrender 4,145 shares to the Company for cancellation.  The settlement is conditioned upon the execution of a written final settlement agreement.  Following the settlement, in May 2004, the Company granted a seven-year option to Mr. Zinberg for the purchase of 6,000 shares of Common Stock at an exercise price of $6.00 per share, which represents the fair value of the stock on the date of the issuance.

Endai Worldwide v. Bidz.com

The Company is a defendant in a lawsuit brought by Endai Worldwide (“Endai” or “plaintiff”)for past services in the amount of $78.  The plaintiff alleges that the Company owes approximately $78 unpaid internet advertising fees. The Company claims that plaintiff has not performed the services related to such charges and expects to counterclaim seeking damages in an amount exceeding the amount claimed by Endai.  The case is in the preliminary stage and the outcome of the case cannot be reasonably estimated.  Accordingly, the Company has not recorded any liability for this claim in the accompanying financial statements.

(13)        Related Party Transactions:

The Company sold a total of $9, $4, and $0 of its merchandise to three executives/employees during the years ended December 31, 2004, 2003 and 2002, respectively.  The Company purchased a total of $20, $16, and $0 of its inventories from two related parties during the years ended December 31, 2004, 2003 and 2002, respectively.

The Company purchased approximately 34% of its merchandise in 2004 from a shareholder who owns 300 shares of the Company’s Common Stock as of December 31, 2004.

In 2004, we advanced to Mr. Zinberg, the Chief Executive Officer, an aggregate of $172,661, which has since been repaid as of December 31, 2004.  The Company does not have any outstanding loans to any of our directors or executive officers as of December 31, 2004.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BIDZ.COM, INC.

By:	/s/ DAVID ZINBERG
David Zinberg
President and Chief Executive Officer

Dated: June 30, 2005

EXHIBIT INDEX

Exhibit
Number	Exhibit Title
3.1*	Amended and Restated Articles of Incorporation of Bidz.com, Inc.
3.2*	Amended and Restated Bylaws of Bidz.com, Inc.
4.1	Form of Stock Certificate
10.1*	2001 Stock Option Plan.
10.2*	2002 Stock Option Plan.
10.3*	Employment Agreement, dated of November 1, 2002, between Bidz.com, Inc. and David Zinberg.
10.4*	Indemnification Agreement, dated as of November 1, 2002, between Bidz.com, Inc. and David Zinberg.
10.5*	Lease, between Bidz.com, Inc. and PAS Trust, dated as of April 15, 2003, and Addendum No. 2, dated as of March 3, 2004.

* Previously filed